As filed with the Securities and Exchange Commission on March 7, 2002

Registration Nos. 333-81548
333-76704
333-64392
333-76706

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT
OF 1933 OF SECURITIES OF UNIT INVESTMENT
TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact Name of Trust:

TAX EXEMPT SECURITIES TRUST
National Trust 297
Florida Trust 113
New Jersey Trust 155
New York Trust 205

B.  Name of depositor:

SALOMON SMITH BARNEY INC.

C.  Complete address of depositor’s principal executive offices:

SALOMON SMITH BARNEY INC.
388 Greenwich Street
New York, New York 10013

D.  Name and complete address of agent for service:

MICHAEL KOCHMANN
SALOMON SMITH BARNEY INC.
388 Greenwich Street
New York, New York 10013

Copy to:
MICHAEL R. ROSELLA, ESQ.
PAUL, HASTINGS, JANOFSKY & WALKER LLP
399 Park Avenue
New York, New York 10022

E.  Title of Securities being registered:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  Approximate date of proposed public offering:

As soon as practicable after the effective date of the registration statement.

☒  Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

TAX EXEMPT
SECURITIES TRUST

National Trust 297
Florida Trust 113
New Jersey Trust 155
New York Trust 205

UNIT INVESTMENT TRUSTS

The Tax Exempt Securities Trust is sponsored by Salomon Smith Barney Inc. and consists of four separate unit investment trusts: National Trust 297, Florida Trust 113, New Jersey Trust 155 and New York Trust 205. Each trust contains a fixed portfolio of long term municipal bonds. The interest income of these bonds is generally exempt from federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.

This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated March 7, 2002

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

TAX EXEMPT SECURITIES TRUST
INVESTMENT SUMMARY AS OF MARCH 6, 2002

Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in the trusts are rated A or better by Standard & Poor’s, Moody’s or Fitch. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.

Taxes

Interest received by the unit holders of the trusts on the bonds in each of the trusts is generally exempt from regular federal income tax. Interest on the bonds in each state trust is generally exempt from certain state and local personal income taxes of the state for which the trust is named.

Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

•	Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer’s worsening financial condition or a drop in bond ratings.

•
The effective maturity of a long term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

•
The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

•	The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors.

•
Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust’s termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

The Public Offering Price

The Public Offering Price per unit as of March 6, 2002, would have been $1,044.27 for the National Trust, $1,034.84 for the Florida Trust, $1,046.72 for the New Jersey Trust and $1,047.97 for the New York Trust. During the initial public offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding

•	adding a sales charge of 4.70% (4.932% of the aggregate offering price of the bonds per unit)

•	adding a per unit amount sufficient to reimburse the Sponsor for organizational costs

After the initial offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding

•	adding a sales charge of 5.00% (5.263% of the aggregate bid price of the bonds per unit)

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST
FEE TABLE FOR NATIONAL TRUST 297

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$48.96
Reimbursement to Sponsor for Estimated Organization Costs	.240%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.120%	$1.19
Other Operating Expenses	.030%	$.30
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.175%	$1.74

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .175% and a 5% annual return on the investment throughout the periods	$487	$524	$564	$683

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
FEE TABLE FOR FLORIDA TRUST 113

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$48.52
Reimbursement to Sponsor for Estimated Organization Costs	.242%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.118%	$1.16
Other Operating Expenses	.034%	$.33
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.177%	$1.74

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .177% and a 5% annual return on the investment throughout the periods	$487	$524	$565	$685

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
FEE TABLE FOR NEW JERSEY TRUST 155

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.08
Reimbursement to Sponsor for Estimated Organization Costs	.239%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.116%	$1.15
Other Operating Expenses	.033%	$.33
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.174%	$1.73

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .174% and a 5% annual return on the investment throughout the periods	$487	$523	$564	$682

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
FEE TABLE FOR NEW YORK TRUST 205

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.14
Reimbursement to Sponsor for Estimated Organization Costs	.239%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.117%	$1.16
Other Operating Expenses	.027%	$.27
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.169%	$1.68

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .169% and a 5% annual return on the investment throughout the periods	$486	$522	$561	$676

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION
AS OF MARCH 6, 2002 é
Sponsor

Salomon Smith Barney Inc.

Trustee

JPMorgan Chase Bank

Evaluator

Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc.

Date of Deposit and of Trust Agreement

March 6, 2002

Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The first day of each month, commencing  April 1, 2002.

Distribution Dates

The fifteenth day of each month, commencing  April 15, 2002.**

Evaluation Time

As of 1:00 p.m. on the Date of Deposit. Thereafter, as of 4:00 p.m. Eastern Time.

Evaluator’s Fee

The Evaluator will receive a fee of $.29 per bond per evaluation.

Sponsor’s Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.

é	The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
*	The actual date of termination of each Trust may be considerably earlier (see Part B, “Amendment and Termination of the Trust Agreement—Termination”).
**	The first monthly income distribution of $3.86 for the National Trust, $3.56 for the Florida Trust, $3.47 for the New Jersey Trust and $3.58 for the New York Trust will be made on April 15, 2002.
***	In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION
AS OF MARCH 6, 2002
	National Trust 297	Florida Trust 113
Principal Amount of Bonds in Trust	$8,000,000	$2,000,000
Number of Units	8,000	2,000
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/8,000	1/2,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$4,000,000	$1,000,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$7,942,468	$1,967,649

Divided by Number of Units	$992.81	$983.82
Plus: Sales Charge (4.70% of the Public Offering Price)	$48.96	$48.52

Public Offering Price per Unit	$1,041.77	$1,032.34
Plus: Estimated Organization Expenses	$2.50	$2.50
Plus: Accrued Interest*	$.92	$.85

Total	$1,045.19	$1,035.69

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$992.81	$983.82
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$984.81	$977.82

Difference Between per Unit Offering and Bid Prices of Bonds	$8.00	$6.00

Calculation of Estimated Net Annual Income per Unit:
Estimated Annual Income per Unit	$57.30	$52.98
Less: Estimated Trustee’s Annual Fee***	$1.19	$1.16
Less: Other Estimated Annual Expenses	$.55	$.58

Estimated Net Annual Income per Unit	$55.56	$51.24

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$55.56	$51.24
Divided by 12	$4.63	$4.27
Accrued interest from the day after the Date of Deposit to the first record date**	$3.86	$3.56
First distribution per Unit	$3.86	$3.56
Daily Rate (360-day basis) of Income Accrual per Unit	$.1543	$.1423
Estimated Current Return based on Public Offering Price****	5.32%	4.95%
Estimated Long-Term Return****	5.24%	4.83%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**
This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.

***	Per $1,000 principal amount of Bonds, plus expenses.
****
The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION
AS OF MARCH 6, 2002
	New Jersey Trust 155	New York Trust 205
Principal Amount of Bonds in Trust	$2,500,000	$3,000,000
Number of Units	2,500	3,000
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/2,500	1/3,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$1,250,000	$1,500,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$2,487,856	$2,988,980

Divided by Number of Units	$995.14	$996.33
Plus: Sales Charge (4.70% of the Public Offering Price)	$49.08	$49.14

Public Offering Price per Unit	$1,044.22	$1,045.47
Plus: Estimated Organization Expenses	$2.50	$2.50
Plus: Accrued Interest*	$.83	$.85

Total	$1,047.55	$1,048.82

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$995.14	$996.33
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$989.14	$990.33

Difference Between per Unit Offering and Bid Prices of Bonds	$6.00	$6.00

Calculation of Estimated Net Annual Income per Unit:
Estimated Annual Income per Unit	$51.65	$53.16
Less: Estimated Trustee’s Annual Fee***	$1.15	$1.16
Less: Other Estimated Annual Expenses	$.58	$.52

Estimated Net Annual Income per Unit	$49.92	$51.48

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$49.92	$51.48
Divided by 12	$4.16	$4.29
Accrued interest from the day after the Date of Deposit to the first record date**	$3.47	$3.58
First distribution per Unit	$3.47	$3.58
Daily Rate (360-day basis) of Income Accrual per Unit	$.1386	$.1430
Estimated Current Return based on Public Offering Price****	4.77%	4.91%
Estimated Long-Term Return****	4.59%	4.68%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**
This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.

***	Per $1,000 principal amount of Bonds, plus expenses.
****
The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST
PORTFOLIO SUMMARY AS OF MARCH 6, 2002
	National Trust 297	Florida Trust 113
Number of municipal bonds (from 14 states for the National Trust and from Florida for the Florida Trust)	16	7
Number of bonds issued with “original issue discount”	15	7
Average life to maturity of the bonds in the Trust (in years)	30.5	25.1

	Percentages†	Percentages†
Percentage of bonds acquired from the Sponsor (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)	3.1%	9.5%

General obligation bonds backed by the taxing power of state issuer	0.0%	0.0%
Bonds not supported by the issuer’s power to levy tax	100.0%	100.0%

The bonds derived their income from the following primary sources:
• educational facilities	3.1%	18.5%
• hospital and health care facilities	40.1%*	55.5%*
• housing facilities	16.5%	0.0%
• power facilities	5.9%	0.0%
• transportation facilities	6.1%	16.3%
• various purpose	28.3%*	0.0%
• water and sewer facilities	0.0%	9.7%

The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	25.0%	26.0%
AA	0.0%	18.5%
A	66.2%	50.4%

Total	91.2%	94.9%

• Moody’s
A	8.8%	5.1%

Total	8.8%	5.1%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• AMBAC	9.2%	0.0%
• Asset Guaranty	0.0%	18.5%
• FGIC	0.0%	9.7%
• MBIA	15.8%	16.3%

Total	25.0%	44.5%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	The Trust is considered to be “concentrated” in a particular category when bonds of that type make up 25% or more of the portfolio.

TAX EXEMPT SECURITIES TRUST
PORTFOLIO SUMMARY AS OF MARCH 6, 2002
	New Jersey Trust 155	New York Trust 205
Number of municipal bonds (from New Jersey and Puerto Rico for the New Jersey Trust and from New York and Puerto Rico for the New York Trust)	7	9
Number of bonds issued with “original issue discount”	6	9
Average life to maturity of the bonds in the Trust (in years)	28.5	29.1

	Percentages†	Percentages†
Percentage of bonds acquired from the Sponsor (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)	24.0%	0.0%

General obligation bonds backed by the taxing power of state issuer	0.0%	0.0%
Bonds not supported by the issuer’s power to levy tax	100.0%	100.0%

The bonds derived their income from the following primary sources:
• educational facilities	10.0%	16.0%
• hospital and health care facilities	53.4%*	32.7%*
• transportation facilities	18.5%	0.0%
• various purpose	18.1%	37.1%*
• water and sewer facilities	0.0%	14.2%

The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	47.2%	38.4%
AA	13.9%	7.4%
A	0.0%	28.2%

Total	61.1%	74.0%

• Moody’s
Aa	18.1%	8.9%
A	20.8%	17.1%

Total	38.9%	26.0%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• AMBAC	19.4%	10.9%
• Asset Guaranty	13.9%	0.0%
• FGIC	0.0%	14.2%
• FSA	9.3%	4.7%
• MBIA	18.5%	8.6%

Total	61.1%	38.4%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	The Trust is considered to be “concentrated” in a particular category when bonds of that type make up 25% or more of the portfolio.

UNDERWRITING

The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

	Units
	National Trust 297	Florida Trust 113	New Jersey Trust 155	New York Trust 205
Salomon Smith Barney Inc. 388 Greenwich Street New York, New York 10013	3,250	1,300	1,200	2,200

Pershing/division of DLJ 1 Pershing Plaza Jersey City, New Jersey 07399	1,000	—	500	—

Southwest Securities, Inc. 45 Broadway New York, New York 10006	1,000	—	500	—

William R. Hough 100 Second Avenue Suite 800 St. Petersburg, Florida 33701	1,000	500	—	—

UBS PaineWebber Inc. 1285 Avenue of the Americas 9th Floor New York, New York 10019	500	100	100	200

CIBC Oppenheimer Corp. 425 Lexington Avenue 3rd Floor New York, New York 10017	250	—	100	500

Gruntal & Co. Incorporated 100 Northern Boulevard 2nd Floor Great Neck, New York 11021	250	100	100	100

Morgan Keegan & Co., Inc. 50 North Front Street Memphis, Tennessee 38103	500	—	—	—

Janney Montgomery Scott LLC 1801 Market Street Philadelphia, Pennsylvania 19103	250	—	—	—

Total	8,000	2,000	2,500	3,000

INDEPENDENT AUDITORS’ REPORT

To the Sponsor, Trustee and Unit Holders of
Tax Exempt Securities Trust, National Trust 297, Florida Trust 113, New Jersey Trust 155 and New York Trust 205:

We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 297, Florida Trust 113, New Jersey Trust 155 and New York Trust 205 as of March 6, 2002. These financial statements are the responsibility of the Trustee (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on March 6, 2002, for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 297, Florida Trust 113, New Jersey Trust 155 and New York Trust 205 as of March 6, 2002, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
March 6, 2002

TAX EXEMPT SECURITIES TRUST
STATEMENTS OF FINANCIAL CONDITION
AS OF DATE OF DEPOSIT, MARCH 6, 2002

	TRUST PROPERTY
	National Trust 297	Florida Trust 113
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$7,942,468	$1,967,649
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	109,913	33,090
Cash (3)	20,000	5,000

Total	$8,072,381	$2,005,739

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$109,913	$33,090
Reimbursement to Sponsor for Organization Costs (3)	20,000	5,000

	129,913	38,090

Interest of Unit Holders:
Units of fractional undivided interest outstanding (National Trust 297: 8,000; Florida Trust 113: 2,000)
Cost to investors (4)	8,354,160	2,069,680
Less—Gross underwriting commission (5)	391,692	97,031
Less—Organization Costs (3)	20,000	5,000

Net amount applicable to investors	7,942,468	1,967,649

Total	$8,072,381	$2,005,739

(1)
Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on March 6, 2002, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $17,000,000 which was deposited with the Trustee for the purchase of $15,500,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $15,386,953 plus $191,473  representing accrued interest thereon through the Date of Deposit.

(2)
The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”

(3)
A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4)
Aggregate public offering price (exclusive of interest) computed on 8,000 Units of the National Trust and 2,000 Units of the Florida Trust, on the basis set forth in Part B, “Public Offering—Offering Price.”

(5)	Sales charge of 4.70% computed on 8,000 Units of the National Trust and 2,000 Units of the Florida Trust, respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)
The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust’s financial statements. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST
STATEMENTS OF FINANCIAL CONDITION
AS OF DATE OF DEPOSIT, MARCH 6, 2002

	TRUST PROPERTY
	New Jersey Trust 155	New York Trust 205
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$2,487,856	$2,988,980
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	19,209	29,261
Cash (3)	6,250	7,500

Total	$2,513,315	$3,025,741

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$19,209	$29,261
Reimbursement to Sponsor for Organization Costs (3)	6,250	7,500

	25,459	36,761

Interest of Unit Holders:
Units of fractional undivided interest outstanding (New Jersey Trust 155: 2,500; New York Trust 205: 3,000)
Cost to investors (4)	2,616,800	3,143,910
Less—Gross underwriting commission (5)	122,694	147,430
Less—Organization Costs (3)	6,250	7,500

Net amount applicable to investors	2,487,856	2,988,980

Total	$2,513,315	$3,025,741

(1)
Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on March 6, 2002, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $17,000,000 which was deposited with the Trustee for the purchase of $15,500,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $15,386,953 plus $191,473 representing accrued interest thereon through the Date of Deposit.

(2)
The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”

(3)
A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4)
Aggregate public offering price (exclusive of interest) computed on 2,500 Units of the New Jersey Trust and 3,000 Units of the New York Trust, on the basis set forth in Part B, “Public Offering—Offering Price.”

(5)	Sales charge of 4.70% computed on 2,500 Units of the New Jersey Trust and 3,000 Units of the New York Trust, respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)
The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust’s financial statements. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST
NATIONAL TRUST 297—PORTFOLIO OF SECURITIES
AS OF MARCH 6, 2002

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$750,000	Alaska Housing Finance Corporation, General Mortgage Revenue Bonds, MBIA Insured, 6.00% Due 6/1/2049	AAA	6/1/09 @ 101 SF 12/1/39 @ 100	$784,598	5.300%	$45,000

2.	500,000	Colorado Health Facilities Authority, Health Facilities Revenue Bonds, The Evangelical Lutheran Good Samaritan Society Project, 6.90% Due 12/1/2025	A–	12/1/10 @ 102 SF 12/1/21 @ 100	541,355	5.850	34,500

3.	500,000	Housing Authority of the County of DeKalb, Georgia, Multifamily Housing Revenue Bonds, Regency Woods I and II Project, 6.50% Due 1/1/2026	A	1/1/06 @ 102 SF 7/1/16 @ 100	523,295	5.550	32,500

4.	450,000	Illinois Health Facilities Authority Revenue Bonds, Loyola University Health System, 6.125% Due 7/1/2031	A3*	7/1/11 @ 100 SF 7/1/22 @ 100	458,748	5.850	27,562

5.	150,000	Illinois Health Facilities Authority Revenue Refunding Bonds, Silver Cross Hospital and Medical Centers, 5.50% Due 8/15/2025	A–	8/15/09 @ 101 SF 8/15/20 @ 100	143,341	5.850	8,250

6.	750,000	Tobacco Settlement Authority, Iowa, Tobacco Settlement Asset-Backed Bonds, 5.60% Due 6/1/2035	A	6/1/11 @ 101 SF 6/1/19 @ 100	703,860	6.030	42,000

7.	750,000	Tobacco Settlement Financing Corporation, Louisiana, Tobacco Settlement Asset-Backed Bonds, 5.875% Due 5/15/2039	A	5/15/11 @ 101 SF 5/15/31 @ 100	741,533	5.950	44,062

8.	250,000	Maryland Health and Higher Educational Facilities Authority Revenue Bonds, University of Maryland Medical Center, 5.75% Due 7/1/2021	A	7/1/11 @ 100 SF 7/1/14 @ 100	260,033	5.200	14,375

TAX EXEMPT SECURITIES TRUST
NATIONAL TRUST 297—PORTFOLIO OF SECURITIES
AS OF MARCH 6, 2002

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$500,000	Massachusetts Turnpike Authority, Metropolitan Highway System Revenue Bonds, AMBAC Insured, 5.00% Due 1/1/2039	AAA	1/1/09 @ 101 SF 1/1/35 @ 100	$483,635	5.200%	$25,000

10.	500,000	Carson City, Nevada Hospital Revenue Bonds, Carson-Tahoe Hospital Project, 5.75% Due 9/1/2031	A	9/1/12 @ 101 SF 9/1/23 @ 100	496,480	5.800	28,750

11.	250,000	Health Care Facilities Authority of Sayre, Pennsylvania, Revenue Bonds, Guthrie Health Issue, 5.875% Due 12/1/2031	A–	12/1/11 @ 101 SF 12/1/22 @ 100	252,450	5.750	14,688

12.	750,000	Tobacco Settlement Revenue Management Authority, South Carolina, Tobacco Settlement Asset-Backed Bonds, 6.375% Due 5/15/2030	A	—	803,977	5.850	47,813

13.	550,000	City of Austin, Texas, Subordinate Lien Revenue Refunding Bonds, MBIA Insured, 4.25% Due 5/15/2028	AAA	5/15/08 @ 101 SF 5/15/21 @ 100	472,158	5.250	23,375

14.	850,000	Bell County, Texas, Health Facilities Development Corporation, Retirement Facility Revenue Bonds, Buckner Retirement Services, Inc. Obligated Group Project, 5.25% Due 11/15/2028	A–	11/15/08 @ 101 SF 11/15/20 @ 100	792,285	5.750	44,625

15.	250,000	West Virginia Economic Development Authority Revenue Bonds, West Virginia University Foundation Project, AMBAC Insured, 5.00% Due 7/15/2031	AAA	7/15/12 @ 100 SF 7/15/23 @ 100	244,337	5.150	12,500

TAX EXEMPT SECURITIES TRUST
NATIONAL TRUST 297—PORTFOLIO OF SECURITIES
AS OF MARCH 6, 2002

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

16.	$250,000	Wisconsin Health and Educational Facilities Authority System Revenue Bonds, The Monroe Clinic, Inc., 5.375% Due 2/15/2022	A3*	2/15/09 @ 101 SF 2/15/17 @ 100	$240,383	5.700%	$13,438

	$8,000,000				$7,942,468		$458,438

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST
FLORIDA TRUST 113—PORTFOLIO OF SECURITIES
AS OF MARCH 6, 2002

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$365,000	Broward County, Florida, Educational Facilities Authority Revenue Bonds, NOVA Southeastern Project, Asset Guaranty Insured, 5.25% Due 4/1/2027	AA	4/1/12 @ 100 SF 4/1/23 @ 100	$363,974	5.270%	$19,163

2.	350,000	City of Gulf Breeze, Florida, Capital Funding Revenue Bonds, MBIA Insured, 4.50% Due 10/1/2027	AAA	6/1/08 @ 100 SF 10/1/23 @ 100	320,170	5.100	15,750

3.	100,000	Maron County Hospital District, Florida, Health System Refunding and Improvement Revenue Bonds, Munroe Regional Health System, 5.625% Due 10/1/2024	A2*	10/1/09 @ 101 SF 10/1/20 @ 100	99,900	5.633	5,625

4.	500,000	Palm Beach County, Florida, Health Facilities Authority, Retirement Community Revenue Bonds, ACTS Retirement-Life Communities, Inc. Obligated Group, 5.625% Due 11/15/2020	A–	11/15/06 @ 102 SF 11/15/17 @ 100	502,025	5.550	28,125

5.	185,000	South Broward Hospital District, Florida, Hospital Revenue Bonds, 5.625% Due 5/1/2032	A+	5/1/12 @ 101	186,127	5.550	10,406

6.	300,000	South Lake County, Florida, Hospital District Revenue Bonds, South Lake Hospital Inc., 5.80% Due 10/1/2034	A–	10/1/09 @ 101 SF 10/1/24 @ 100	304,023	5.600	17,400

7.	200,000	Tampa Bay, Florida, Water Utility System Revenue Bonds, FGIC Insured, 4.75% Due 10/1/2027	AAA	10/1/08 @ 101 SF 10/1/19 @ 100	191,430	5.050	9,500

	$2,000,000				$1,967,649		$105,969

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST
NEW JERSEY TRUST 155—PORTFOLIO OF SECURITIES
AS OF MARCH 6, 2002

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$250,000	New Jersey State Educational Facilities Authority Revenue Bonds, Jersey City University, AMBAC Insured, 5.00% Due 7/1/2032	AAA	7/1/12 @ 100 SF 7/1/23 @ 100	$249,750	5.006%	$12,500

2.	350,000	New Jersey Health Care Facilities Financing Authority Revenue and Refunding Bonds, Bayshore Community Hospital Issue, Asset Guaranty Insured, 5.125% Due 7/1/2032	AA	1/1/12 @ 100 SF 7/1/23 @ 100	347,042	5.180	17,937

3.	250,000	New Jersey Health Care Facilities Financing Authority Revenue Bonds, Centrastate Medical Center Obligated Group Issue, AMBAC Insured, 4.50% Due 7/1/2028	AAA	7/1/08 @ 101 SF 7/1/19 @ 100	231,797	5.000	11,250

4.	500,000	New Jersey Health Care Facilities Financing Authority Revenue Bonds, Kennedy Health System Obligated Group Issue, 5.625% Due 7/1/2031	A3*	7/1/11 @ 100 SF 7/1/22 @ 100	517,360	5.150	28,125

5.	250,000	New Jersey Health Care Facilities Financing Authority Revenue Bonds, Virtua Health Issue, FSA Insured, 4.50% Due 7/1/2028	AAA	1/1/09 @ 101 SF 7/1/19 @ 100	231,798	5.000	11,250

6.	475,000	Port Authority of New York & New Jersey Revenue Bonds, MBIA Insured, 4.75% Due 8/1/2033	AAA	8/1/05 @ 101 SF 8/1/25 @ 100	459,477	4.956	22,563

7.	425,000	The Children’s Trust Fund, Puerto Rico, Tobacco Settlement Asset-Backed Bonds, 6.00% Due 7/1/2026	Aa3*	7/1/10 @ 100 SF 7/1/11 @ 100	450,632	5.100	25,500

	$2,500,000				$2,487,856		$129,125

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST
NEW YORK TRUST 205—PORTFOLIO OF SECURITIES
AS OF MARCH 6, 2002

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$235,000	Dormitory Authority of the State of New York Revenue Bonds, State University Educational Facilities, 4.75% Due 5/15/2028	AA–	5/15/08 @ 101 SF 5/15/21 @ 100	$221,527	5.151%	$11,162

2.	270,000	Dormitory Authority of the State of New York, State University Educational Facilities Revenue Bonds, MBIA Insured, 4.75% Due 5/15/2028	AAA	5/15/08 @ 101 SF 5/15/21 @ 100	255,471	5.125	12,825

3.	500,000	Dormitory Authority of the State of New York Revenue Bonds, Lenox Hill Hospital Obligated Group, 5.50% Due 7/1/2030	A3*	7/1/11 @ 101 SF 7/1/21 @ 100	509,820	5.250	27,500

4.	150,000	Dormitory Authority of the State of New York, Municipal Health Facilities Improvement Program, Lease Revenue Bonds, FSA Insured, 4.75% Due 1/15/2029	AAA	1/15/09 @ 101 SF 1/15/24 @ 100	141,834	5.125	7,125

5.	345,000	Dormitory Authority of the State of New York, The New York and Presbyterian Hospital, FHA-Insured Mortgage Hospital Revenue Bonds, AMBAC Insured, 4.75% Due 8/1/2027	AAA	2/1/08 @ 101	326,718	5.125	16,388

6.	450,000	New York City Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, FGIC Insured, 4.75% Due 6/15/2031	AAA	6/15/08 @ 101 SF 6/15/30 @ 100	424,521	5.125	21,375

7.	550,000	Erie County, New York, Tobacco Asset Securitization Corporation, Tobacco Settlement Revenue Asset Bonds, 6.25% Due 7/15/2040	A	7/15/10 @ 101 SF 7/15/33 @ 100	590,211	5.250	34,375

TAX EXEMPT SECURITIES TRUST
NEW YORK TRUST 205—PORTFOLIO OF SECURITIES
AS OF MARCH 6, 2002

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

8.	$250,000	Commonwealth of Puerto Rico Public Finance Corporation Revenue Bonds, 5.50% Due 8/1/2029	A–	2/1/12 @ 100 SF 8/1/27 @ 100	$253,800	5.300%	$13,750

9.	250,000	The Children’s Trust Fund, Puerto Rico, Tobacco Settlement Asset-Backed Bonds, 6.00% Due 7/1/2026	Aa3*	7/1/10 @ 100 SF 7/1/11 @ 100	265,078	5.100	15,000

	$3,000,000				$2,988,980		$159,500

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1)
For a description of the meaning of the applicable rating symbols as published by Standard & Poor’s Ratings Group, a division of McGraw-Hill Companies, Inc., Moody’s Investors Service(*) and Fitch Ratings(**), see Part B, “Bond Ratings.”

(2)
There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. “SF” indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, “Tax Exempt Securities Trust—Risk Factors.”

(3)
Contracts to purchase Bonds were entered into during the period November 6, 2001, through March 6, 2002, with settlement dates on or before March 14, 2002. The Profit to the Sponsor on Deposit totals $95,736 for the National Trust, $18,985 for the Florida Trust, $30,706 for the New Jersey Trust and $30,387 for the New York Trust.

(4)
Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, “Public Offering—Offering Price” and “Rights of Unit Holders—Redemption of Units.”) Yield on Date of Deposit was computed on the basis of offering prices on the date of deposit. On March 6, 2002, the aggregate bid price of the Bonds was $7,878,468 for the National Trust, $1,955,649 for the Florida Trust, $2,472,856 for the New Jersey Trust and $2,970,980 for the New York Trust.

PROSPECTUS—Part B:

Note that Part B of this Prospectus may not be
distributed unless accompanied by Part A.

TAX EXEMPT SECURITIES TRUST

The Trusts

For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the “Holder”) avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the “Trust Agreement”), of Salomon Smith Barney Inc., as Sponsor, JPMorgan Chase Bank, as Trustee, and Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a “State Trust”) and each National or Intermediate Term Trust is referred to herein as the “Trust” and together they are referred to as “Trusts.” On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the “Bonds”) and/or Units of preceding Series of Tax Exempt Securities Trust (the “Deposited Units”). The Bonds and Deposited Units (if any) are referred to herein collectively as the “Securities.” After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the “Certificates”) representing the units (the “Units”) comprising the entire ownership of each Trust. These Units are now being offered pursuant to this Prospectus. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

Objectives

The objectives of each Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust’s objectives will be achieved.

Portfolio

The Sponsor’s investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:

•	whether the interest on the Bonds selected would be exempt from federal and/or state income taxes imposed on the Holders;

•	for an uninsured Trust, whether the Bonds were rated “A” or better by a major bond rating agency;

•	for an insured Trust, whether the bonds were rated “AAA” or its equivalent by a major bond rating agency;

•	the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

•	the diversity of the types of Bonds; and

•	the cost of the Bonds relative to what the Sponsor believes is their value.

An Intermediate Term Trust will have a dollar-weighted average portfolio maturity of more than three years but no more than eleven years from the

Date of Deposit. A National or State Trust not specified as to term will have a dollar weighted average portfolio maturity of more than ten years from the Date of Deposit.

The Units

Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.

RISK FACTORS

An investment in Units is subject to the following risks.

Failure of Issuers to Pay Interest and/or Principal

The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust’s Units. The bond ratings assigned by major rating organizations are an indication of the issuer’s ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Original Issue Discount Bonds and Zero Coupon Bonds

Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For federal income tax purposes, original issue discount on such bonds must be accrued over the terms of such bonds. On sale or redemption, the difference between (i) the amount realized (other than amounts treated as tax-exempt income), and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will be treated as taxable income, gain or loss. See “Taxes” herein.

“When Issued” and “Delayed Delivery” Bonds

Certain Bonds in a Trust may have been purchased by the Sponsor on a “when issued” basis. Bonds purchased on a “when issued” basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed (“delayed delivery”) or may not occur. The effect of a Trust containing “delayed delivery” or “when issued” Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such “when issued” or “delayed delivery” Bonds during the time between the Holders purchase of Units and delivery of such Bonds to a Trust. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the “Summary of Essential Information” in Part A.

Redemption or Sale Prior to Maturity

Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount

The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond will have a larger portion of its total return in the form of taxable ordinary income (because market discount income is taxable ordinary income) and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. See “Taxes” herein.

Failure of a Contract to Purchase Bonds

In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the “Replacement Bonds”) for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:

•	be a tax-exempt bond;

•	have a fixed maturity or disposition date comparable to the Bond it replaces;

•	be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;

•	be purchased within twenty days after delivery of notice of the failed contracts;

•	for an uninsured Trust, be rated in a category of A or better by a major rating organization; and

•	for an insured Trust, be rated AAA or its equivalent by a major rating organization.

Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.

In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.

Risks Inherent in an Investment in Different Types of Bonds

The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be “concentrated” in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity’s credit will depend on many factors. Some such factors are the entity’s tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity’s control.

Industrial Development Revenue Bonds (“IDRs”). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.

Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility’s services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility’s results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of “no growth” zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution’s ability to make payments on its own.

Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

Moral Obligation Bonds. The Trust may also include “moral obligation” bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico. These Bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During fiscal 2000, approximately 88% of Puerto Rico’s exports were to the United States mainland, which was also the source of 56% of Puerto Rico’s imports. In fiscal 2000, Puerto Rico experienced a $11.4 billion positive adjusted merchandise trade balance. The dominant sectors of the Puerto Rico economy are manufacturing and services. Gross product in fiscal 1996 was $30.4 billion and gross product in fiscal 2000 was $41.4 billion ($34.8 billion in 1996 prices). This represents an increase in gross product of 36.3% from fiscal 1996 to 2000 (14.7% in 1996 prices).

Average employment increased from 1,092,200 in fiscal 1996, to 1,159,470 in fiscal 2000. Average unemployment decreased from 13.8% in fiscal 1996, to 11.0% in fiscal 2000, the lowest annual unemployment rate in more than two decades. According to the Labor Department’s Household Employment Survey, total employment decreased 0.1% from fiscal 2000 to fiscal 2001. Total monthly employment averaged 1,157,850 during fiscal 2001, compared to 1,159,466 in fiscal 2000.

The Planning Board’s gross product forecast for fiscal 2001, made in March 2001, projected an increase of 2.2% over fiscal 2000 and an increase of 2.0% for fiscal 2002. The performance of the economy during fiscal 2001 and 2002 will be effected principally by the performance of the United States economy and by the increase in oil prices and, to a lesser extent, by the level of interest rates. Since

Puerto Rico is heavily dependent on oil imports for its energy needs, if the level of oil prices remain at their current high levels, this may adversely affect economic activity in Puerto Rico during the remainder of fiscal 2001 and during fiscal 2002.

Insurance

All of the bonds in an insured Trust are, and certain bonds in an uninsured Trust (the “Insured Bonds”) may be, insured or guaranteed by American Capital Access Corporation (“ACA”), Asset Guaranty Insurance Co. (“AGI”), Ambac Assurance Corporation (“AMBAC”), Asset Guaranty Reinsurance Company (“Asset Guaranty”), Capital Markets Assurance Corp. (“CAPMAC”), Connie Lee Insurance Company (“Connie Lee”), Financial Guaranty Insurance Company “FGIC”), Financial Security Assurance Inc. (“FSA”), or MBIA Insurance Corporation (“MBIA”) (collectively, the “Insurance Companies”). Insurance policies generally make payments only according to a bond’s original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor’s or another acceptable national rating service. Standard & Poor’s has assigned an A claims-paying ability to ACA and an AA claims-paying ability to AGI. All of the bonds in an insured Trust will be insured or guaranteed by a AAA-rated insurer as of the Date of Deposit. The ratings are subject to change at any time at the discretion of the rating agencies.

The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non-cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

Litigation and Legislation

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption

From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See “Taxes” herein for a more detailed discussion concerning the tax consequences of an investment in Units. Holders are urged to consult their own tax advisers.

TAXES

This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions, insurance companies, tax-exempt organizations or anyone who holds the Units as part of a hedge or straddle.

The Bonds

In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder). However, interest on the Bonds may be subject to state and local taxes. The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

In the opinions of bond counsel referred to above, none of the interest received on the Bonds at the time of issuance is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation’s alternative minimum tax.

In the case of certain Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular federal income tax, although interest on those Bonds received by others generally would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

The opinions of bond counsel are limited to the law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their dates of issuance, as a result of possible changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons’ outstanding tax-exempt private activity bonds, or the facilities themselves, and it is not possible to give any assurance that future events will not affect the tax-exempt status of the Bonds.

From time to time Congress considers proposals to tax the interest on state and local obligations such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

As of the date of this prospectus, legislation passed in 2001 will phase in lower personal income tax rates under federal law over the next several years. Under lower personal income tax rates on interest income, the benefit of the tax-exempt status of the Bonds held by the Trusts is relatively less than the benefit that would exist under higher tax rates. Investors should be aware of this change in tax rates given that the interest rates on the Bonds generally are lower than interest rates on similar taxable bonds.

Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law as of the date of this Prospectus:

The Trusts are not associations taxable as corporations for federal income tax purposes, and the interest on the Bonds that is excludable from federal gross income when received by the Trusts will be excludable from the federal gross income of the Holders. Any proceeds paid under the insurance policies described above issued to the Trusts with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trusts will be excludable from federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

Each Holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount on the Bonds), and each Holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Holder sells, exchanges or redeems its Units.

The opinion of Paul, Hastings, Janofsky & Walker LLP, which is set forth above, as to the tax status of the Trusts is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trusts pursuant to the Reinvestment Programs, described under “Reinvestment Programs” in this Part B. However, reinvestment does not avoid a taxable event that otherwise occurs.

Other Tax Issues

The Trust may contain Bonds issued with original issue discount. Holders are required to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of any accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982, and acquired after March 1, 1984. The Trust’s tax basis (and the Holder’s tax basis) in a Bond is increased by any tax-exempt accrued original issue discount. For Bonds issued after June 9, 1980, that are redeemed prior to maturity, the difference between the Trust’s basis, as adjusted, and the amount received will be taxable gain or loss to the Holders.

Holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

The total cost of a Unit to a Holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Holder’s per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.

A Holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond’s face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Holder’s tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Holder’s income. Thus, for example, a Holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Holder is considered to have held such interest.

Bond premium must be amortized under the method the Holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

Gain (or loss) realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for federal, state and local income tax purposes. That gain (or loss) will be capital gain (or loss), assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain (or loss) will be realized by the Holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain (or loss) will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Holder’s tax basis is otherwise a tax-free return of capital.

A Holder may acquire its Units or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as taxable ordinary income, rather than capital gain, to the extent of any accrued market discount.

Long-term capital gains realized by non-corporate Holders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 20% (10% if the non-corporate Holder is, and would be after accounting for such gains, eligible for the 10% or 15% tax bracket for ordinary income), while ordinary income and short-term capital gains received by non-corporate Holders will be taxed at a maximum federal income tax rate of 38.6%. These rates are scheduled to change over time under legislation passed in 2001. Beginning in the year 2001, for Holders in the 10% or 15% tax bracket for ordinary income (or in the year 2006, for Holders in tax brackets higher than 15% for ordinary income), capital gains realized with respect to Units and Bonds held for more than five years may be subject to a reduced rate of long-term capital gains tax. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from the sale of Bonds, under certain circumstances, may not be distributed pro-rata, a Holder’s taxable income or gain for any year may exceed its actual cash distributions in that year.

If the Trust purchases any units of a previously issued unit investment trust series, based on the opinion of counsel with respect to such series, the Trust’s pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however bond counsel has opined that none of the Bonds in the Trust are covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose “modified adjusted gross income” combined with a portion of their social security benefits exceeds a base amount. The base amount is $32,000 for a married couple filing a joint return, zero for married persons filing separate returns and not living apart at all times during the year, and $25,000 for all others. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual’s income exceeds this base amount.

Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to tax on tax-exempt interest.

If borrowed funds are used by a Holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for federal income tax purposes. Fees and expenses of the Trust will also not be deductible. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

Initial Expenses

Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

Fees

The Trustee’s, Evaluator’s and Sponsor’s fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

The Evaluator’s fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.

The Sponsor’s fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification “All Services Less Rent” in the Consumer Price Index published by the United States Department of Labor.

Other Charges

The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement;

indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.

To the extent lawful, the Trust will also pay expenses associated with updating the Trusts’ registration statements and maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust’s sponsor. Any payments received by the Sponsor reimbursing it for payments made to update Trusts’ registration statements will not exceed the costs incurred by the Sponsors.

The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee’s fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.

PUBLIC OFFERING
Offering Price

During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit a sales charge equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit). A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

During the initial public offering period, the sales charge and dealer concession for the Trusts will be reduced as follows:

Units Purchased†	Percent of Public Offering Price	Percent of Net Amount Invested	Dealer Concession
1-99	4.70%	4.932%	$33.00
100-249	4.25%	4.439%	$32.00
250-499	4.00%	4.167%	$30.00
500-999	3.50%	3.627%	$25.00
1,000 or more	3.00%	3.093%	$20.00

The holders of units of any unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for Units of a Trust of this Series at their relative net asset values, subject to a fixed sales charge of $25 per Unit. See “Exchange Option” herein.

The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

† The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .50%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .50%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

Method of Evaluation

During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term “business day,” as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount of the Bonds. In the case of actively traded securities, the difference may be as little as  1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.

Distribution of Units

During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

It is the Sponsor’s intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale only in the State for which the Trust is named, except that Units of a New York Trust will also be offered for sale to residents of the State of Connecticut, the State of Florida and the Commonwealth of Puerto Rico. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under “Public Offering—Offering Price.” The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

Market for Units

While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and to continuously offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.

Exchange Option

Holders may exchange their Units of this Series for Units of any series of Tax Exempt Securities Trust (the “Exchange Trust”) available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the Units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per Unit. The terms of the Exchange Option will also apply to Holders who wish to exchange Units of an Exchangeable Series for Units of a Trust of this Series. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of Units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole Units.

An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust, or Units of an Exchangeable Series for Units of a Trust, will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for Units of any other series of the Tax Exempt Securities Trust, or Units of an Exchangeable Series for Units of a Trust of this Series, which are grantor trusts for U.S. federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

Units of the Exchange Trust or a Trust of this Series will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per Unit plus a fixed charge of $25 per Unit. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three Units of a trust with a current price of $1,020 per Unit based on the bid prices of the underlying securities, desires to exchange his Units for Units of a series of an Exchange Trust with a current price of $880 per Unit based on the bid prices of the underlying securities. In this example, the proceeds from the Holder’s Units will aggregate $3,060. Since only whole Units of an Exchange Trust or a Trust of this Series may be purchased under the Exchange Option, the Holder would be able to acquire three Units in the Exchange Trust for a total cost of $2,715 ($2,640 for the Units and $75 for the sales charge) and would receive the remainder of his proceeds ($345) in cash. The Holder, at his option, could also decide to add $560 ($535 for the Unit and $25 for the sales charge) to the remaining cash balance and purchase another Unit of the Exchange Trust as explained in the first paragraph of this section.

Reinvestment Programs

Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program’s Sponsor.

Sponsor’s and Underwriters’ Profits

The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter’s commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor’s businesses to the extent permitted by applicable regulations.

In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.

RIGHTS OF HOLDERS

Certificates

Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.

The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders’ pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the “Monthly Income Distribution”) plus such Holders’ pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Income Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Holder will be subject to a greater pro rata reduction in his Monthly Income Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by JPMorgan Chase Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at  any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units, a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor’s purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement (1) as to the Interest

Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account. The accounts of a Trust shall be audited not less frequently than annually by independent auditors designated by the Sponsor, and the report of such auditors shall be furnished by the Trustee to Holders upon request.

The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.

Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.

The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit

The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit’s pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.

Purchase by the Sponsor of Units Tendered for Redemption

The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.

The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.

SPONSOR

Salomon Smith Barney Inc. (“Salomon Smith Barney”), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. (“Smith Barney”) with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. Salomon Smith Barney or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as sponsor of most Series of Defined Assets Funds.

Limitations on Liability

The Sponsor is liable for the performance of its obligations arising from its responsibilities under the

Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

The Trustee is JPMorgan Chase Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017, and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Company and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.

Resignation

By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

Limitations on Liability

The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.

Resignation

The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee. Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.

Termination

The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under “Summary of Essential Information.” In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

MISCELLANEOUS

Legal Opinion

The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022, as special counsel for the Sponsor.

Auditors

The statements of financial condition and portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Performance Information

Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

BOND RATINGS†

All ratings shown under Part A, “Portfolio of Securities”, except those identified otherwise, are by Standard & Poor’s.

Standard & Poor’s

A Standard & Poor’s corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a

† As described by the rating agencies.

security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor’s by the issuer and obtained by Standard & Poor’s from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I.  Likelihood of default—capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.  Nature of and provisions of the obligation; and

III.  Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

AAA—This is the highest rating assigned by Standard & Poor’s to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

AA—Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

A—Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

BBB—Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from “AA” to “BB” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter “p” following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Conditional rating(s), indicated by “Con” are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor’s receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody’s

A brief description of the applicable Moody’s rating symbols and their meanings is as follows:

Aaa—Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge”. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa—Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A—Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa—Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Rating symbols may include numerical modifiers “1,” “2,” or “3.” The numerical modifier “1” indicates that the security ranks at the high end, “2” in the mid-range, and “3” nearer the low end of the generic category. These modifiers of rating symbols “Aa,” “A” and “Baa” are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch Ratings

A brief description of the applicable Fitch’s rating symbols and their meanings is as follows:

AAA—These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA—These bonds are considered to be investment grade and of high quality. The obligor’s ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

A—These bonds are considered to be investment grade and of good quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB—These bonds are considered to be investment grade and of satisfactory quality. The obligor’s ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

A “+” or a “-” sign after a rating symbol indicates relative standing in its rating.

Duff & Phelps

A brief description of the applicable Duff & Phelps’ rating symbols and their meanings is as follows:

AAA—Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

AA—High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

A—Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

A “+” or a “-” sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective federal income tax rates and tax brackets for the 2002 taxable year. These rates are subject to change and lower rates are scheduled to be phased in over the next five years. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax.

2002 Tax Year

Taxable Income Bracket			Tax Exempt Yield
Joint Return	Single Return	Federal Tax Bracket	Effective Federal Tax Rate
				4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
			Taxable Equivalent Yield

$ 0- 12,000	$ 0- 6,000	10.00%	10.00%	4.44%	5.00%	5.56%	6.11%	6.67%	7.22%
$ 12,001- 46,700	$ 6,001- 27,950	15.00	15.00	4.71	5.29	5.88	6.47	7.06	7.65
$ 46,701-112,850	$ 27,951- 67,700	27.00	27.00	5.48	6.16	6.85	7.53	8.22	8.90
$112,851-137,300	$ 67,701-137,300	30.00	30.00	5.71	6.43	7.14	7.86	8.57	9.29
$137,301-171,950	$137,301-141,250	30.00	30.90	5.79	6.51	7.24	7.96	8.68	9.41
$171,951-307,050	$141,251-307,050	35.00	36.05	6.25	7.04	7.82	8.60	9.38	10.16
Over $307,050	Over $307,050	38.60	39.76	6.64	7.47	8.30	9.13	9.96	10.79

Note: This table reflects the following:
1
Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $137,300, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $206,000 for married taxpayers filing a joint tax return and $137,300 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3
The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.

4
Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS—Part C:
________________________________________________

Note: Part C of this Prospectus may not be
distributed unless accompanied by Parts A and B.
________________________________________________

TAX EXEMPT SECURITIES TRUST—THE STATE TRUSTS

Potential purchasers of the Units of a State Trust should consider the fact that the Trust’s Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

Florida Trust

Risk Factors—

Population

In 1980, Florida was the seventh most populous state in the U.S. Florida has grown dramatically since then and as of April 1, 2001, ranks fourth with an estimated population of 16.34 million.

•	The U.S. average population increase since 1990 is about 1.0% annually, while Florida’s average increase is about 1.8% annually.

•	From 1990 to 2001, 84% of Florida’s population growth was due to more people moving into Florida than moved out. The remaining 16% was due to the excess of births over deaths.

•
Approximately one-third of the population increase due to the net in-migration was due to people moving to Florida from foreign countries, and the other two-thirds was due to people moving from other states.

•	Approximately 60% of Florida’s total population is at the working age (18-64). This share is not expected to increase significantly in the next decade.

•	However, the percentage of Florida residents aged 85 and older was projected to increase by 29% between 1995 and 2000 and by another 23% between 2000 and 2005.

Income

•	Personal income in Florida has been growing steadily the last decade.

•	Florida’s real income per person has tracked closely with the U.S. average and has tracked above the southeast.

•	Since 1992, however, Florida’s real income per person has been consistently slightly below that of the U.S.

Florida has a proportionately greater retirement age population than most states. As a result, property income (dividends, interest, and rent), and transfer payments (for example, Social Security and pension benefits) are relatively more important sources of income to persons residing in Florida. Transfer payments are typically less sensitive to the ups and downs of the economy than wages and salaries and other employment income and, therefore, act as a stabilizing force in weak economic periods.

The personal income of residents of the various states in the U.S. is frequently used to make comparisons among the various states. However, using personal income to compare Florida to other states can be misleading. Florida’s personal income is systematically underestimated. Contributions by employers to employees’ pension, profit sharing, and other retirement plans are included in personal income of that employee while the employee is working and earning wages and salary. When those same employees retire, to avoid double accounting, retirement payments to them from those retirement plans are excluded in computing personal income. Florida retirees are more likely to be collecting retirement benefits that they earned in a state other than Florida. As a result, Florida personal income is underestimated.

•	Florida has no personal income tax.

•	Florida’s real income per person in 1999 was $28,023.

•	The U.S. average real income per person in 1999 was slightly higher at $28,542.

•	Real income per person in the southeast United States in 1999 was significantly lower at $25,703.

•	Florida real income per person is forecasted to increase 3.4% in the fiscal year ended June 30, 2001*, and 2.9% in the fiscal year ending June 30, 2002.

•	Total Florida real income increased 3.7% from 1999 to 2000, and is projected to increase 5.1% in the fiscal year ended June 30, 2001, and 4.6% in the fiscal year ending June 30, 2002.

•	The national economic forecast indicates slower growth during the next two fiscal years. While the Florida economy will also slow, it is expected to continue outperforming the U.S. economy.

Employment

•	Since 1990, Florida’s working age population (age 18-64) has increased approximately 17%, while the number of employed persons in Florida increased approximately 20.2%.

•	Florida is gradually becoming less dependent on employment related to construction, agriculture, or manufacturing, and more dependent on employment related to trade and services.

•	In 1998, 13 of the 20 public companies in Florida generating the most revenue were Fortune 500 companies with headquarters in Florida.

In 1998, services constituted 36% and trade constituted 25.5% of Florida’s total non-farm jobs. The U.S., however, continues to have a greater percentage of manufacturing jobs than Florida. Manufacturing jobs tend to pay higher wages, but service jobs can also pay well and tend to be less sensitive to swings in the business cycle. Florida has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These type of manufacturing jobs tend to be less cyclical.

•	From 1990 to 1994, Florida’s unemployment rate was consistently slightly higher than that of the U.S.

•	From 1994 to 1997, Florida’s unemployment rate was generally below that of the U.S.

•	In 1998, Florida’s unemployment rate was again very slightly above that of the U.S.

•	In 1999, 2000 and 2001, Florida’s unemployment rate once again fell below the U.S. unemployment rate.

•	It is estimated that Florida’s unemployment rate will be 4.3% in the fiscal year ending June 30, 2002.

* All figures in this risk disclosure that are stated as projections or estimations for the fiscal year ended June 30, 2001, are referred to as such because the relevant data had not been conclusively calculated to provide actual figures as of September 1, 2001.

Florida’s economy is expected to grow at a slow rate along with the U.S., but is expected to out perform the U.S. as a whole.

•	Total non-farm employment in Florida is expected to increase 3.8% for the fiscal year ended June 30, 2001, and 2.8% for the fiscal year ending June 30, 2002.

•	Trade and services, the two largest employment sectors, currently account for more than half of the total non-farm employment in Florida.

•
Employment in the service sectors should experience an increase of 6.7% for the fiscal year ended June 30, 2001, while growing 4.7% for the fiscal year ending June 30, 2002. Trade is expected to expand 2.6% for the fiscal year ended June 30, 2001, and 2.3% for the fiscal year ending June 30, 2002.

•	The service sector is now Florida’s largest non-farm employment category.

Construction

In the past, Florida’s economy has been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years as a result of continued diversification of Florida’s economy. For example, in 1973, total contract construction employment as a share of total non-farm employment was about 10%, in the late 1980’s, the share had edged downward to 7.5%, and in 1998, the share was only 5.2%. This trend is expected to continue as Florida’s economy continues to diversify.

While recent federal tax reforms reducing capital gains realized on the sale of homes may increase the purchases of second, preretirement homes in Florida, single and multi-family private housing starts in Florida are projected to slow over the next two years.

•
There were 162,600 single and multi-family housing starts in 1999-2000. The number of starts is expected to fall to a combined total of 143,700 units in 2000-2001. Starts should slightly recover the following year, gaining 146,100 units.

•	Total construction expenditures in Florida are forecasted to increase 1.6% for the fiscal year ended June 30, 2001, and increase 2.7% for the fiscal year ending June 30, 2002.

Tourism

Tourism is one of Florida’s most important industries. Approximately 48.7 million tourists visited Florida in 1998. Florida’s tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Due in large part to the fact that Florida does not have a state individual income tax, tourists in Florida are, in essence, additional residents for purposes of determining Florida tax revenues.

Revenues and Expenses

Estimated General Revenue plus Working Capital Funds available to Florida for the fiscal year ended June 30, 2002, total $19,573.4 million. Of the total General Revenue plus Working Capital Funds available to Florida, $18,671.3 million of that is Estimated Revenues. With effective General Revenues plus Working Capital Funds appropriations at $19,267.2 million, including $46.9 million transferred to the Budget Stabilization Fund, unencumbered reserves for the fiscal year ended June 30, 2002, were $306.2 million. Estimated General Revenue plus Working Capital Funds available to Florida for the fiscal year ending June 30, 2003, total $20,060.9 million, a 2.5% increase over the fiscal year ended June 30, 2002. The $19,492.5 million in Estimated Revenues represents an increase of 4.4% over the previous year’s Estimated Revenues.

General Revenues and Expenses

For the fiscal year ended June 30, 2000, approximately 67% of Florida’s total direct revenue to its four operating funds was derived from Florida taxes and fees, with federal grants and other special revenue accounting for the balance. The large majority of Florida General Revenue Funds available to Florida for the fiscal year ended June 30, 2000, were made up of the following taxes:

•	Sales and use tax–73%

•	Corporate income tax–7%

•	Intangible personal property tax–3%

•	Estate tax–4%

•	Documentary stamp tax–2%

During the same fiscal year ended June 30, 2000, the large majority of expenditures from Florida’s General Revenue Fund were as follows:

•	Health and social concerns–37%

•	Education–27%

•	Government–11%

Florida Sales and Use Tax

Florida’s sales and use tax (6%) currently accounts for Florida’s single largest source of tax receipts. Slightly less than 10% of Florida’s sales and use tax is designated for local governments. In addition to this money from the State of Florida, local governments may (by a vote of the residents) assess a 0.5% or a 1.0% discretionary sales surtax within their county.

•
With the exception of the tax on gasoline and special fuels, the receipts from the sales and use tax are credited to either the General Revenue Fund, the Solid Waste Management Trust Fund, or to local governments. Legislation was enacted in 2000 which provides that 2.25% of sales tax receipts are to be deposited in the Revenue Sharing Trust Fund for Counties in lieu of intangible personal property taxes which were so distributed under prior law.

•
For the fiscal year ended June 30, 2001, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to the General Revenue Fund totaled $13,945.7 million, an increase of 1.2% over the fiscal year ended June 30, 2000, collections.

•
For the fiscal year ended June 30, 200, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to the Conservation and Recreational Lands Trust Fund totaled $46.0 million, an increase of 3.1% over the fiscal year ended June 30, 1999, collections.

•
For the fiscal year ended June 30, 2000, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to local governments totaled $1,264.1 million, an increase of 8.4% over the fiscal year ended June 30, 1999, collections.

Alcoholic Beverage Tax

Florida imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of Florida’s major tax sources. The surcharge on alcoholic beverages sold for consumption on premises was reduced by the 1999 Legislature. This reduction is expected to reduce collections by $30.3 million in the fiscal year ended June 30, 2000, and $37.4 million in the fiscal year ended June 30, 2001. Approximately 88% of the revenues collected from this tax are deposited into Florida’s General Revenue Fund.

•
Receipts from the alcoholic beverage tax and liquor license fees that were credited to the General Revenue Fund totaled $523.3 million for the fiscal year ended June 30, 2001, a decrease of 6.0% from the fiscal year ended June 30, 2000.

Corporate Income Tax

Florida imposes an income tax on corporations. All receipts of the corporate income tax are credited to the General Revenue Fund.

•	For the fiscal year ended June 30, 2001, corporate income tax totaled $1,344.8 million, a decrease of 4.4% from the fiscal year ended June 30, 2000.

Documentary Stamp Tax

Florida imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The receipts from the documentary stamp tax are credited mainly to various trust funds. For the fiscal year ended June 30, 2000, only 7.56% of these taxes were deposited to the General Revenue Fund.

•
For the fiscal year ended June 30, 2001, receipts from documentary stamp tax collections that were credited to the General Revenue Fund totaled $479.2 million, an increase of 5.6% from the fiscal year ended June 30, 2000.

Intangible Personal Property Tax

Florida imposes an annual intangible personal property tax on stocks, bonds, including bonds secured by liens on Florida real property, notes, governmental leaseholds, interests in limited partnerships registered with the Securities and Exchange Commission, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is currently 1 mill (a mill is $1.00 of tax per $1,000.00 of property value). Florida also imposes a non-recurring tax on mortgages and other obligations secured by liens on Florida real property. The rate of the non-recurring tax was reduced as of January 2000, from 2 mills to 1.5 mills, and a further reduction to 1 mill was effective January 2001. The rate reduction is expected to reduce general revenues by $202.3 million for the fiscal year ended June 30, 2001, and by $252.7 million for the fiscal year ending June 30, 2002. After reduction for administrative costs incurred by the Florida Department of Revenue, 66.5% of the receipts from the intangible personal property tax are distributed to the General Revenue Fund and the remaining 33.5% are distributed to the County Revenue Sharing Trust Fund.

•
For the fiscal year ended June 30, 2001, receipts from intangible personal property tax collections that were credited to the General Revenue Fund totaled $660.8 million, an increase of 14.2% from the fiscal year ended June 30, 2000.

Estate Tax

Florida imposes an estate tax on the estate of a decedent for the privilege of transferring property at death. The estate tax is limited by the Florida Constitution to an amount equal to the aggregate credit or deduction allowable against an estate’s federal or other state tax liability. Therefore, an elimination or reduction of the federal estate tax could significantly reduce the revenue from the Florida estate tax. All receipts of the estate tax are credited to the General Revenue Fund.

•	For the fiscal year ended June 30, 2001, receipts from this tax were $767.1 million, a decrease of 1.5% over the fiscal year ended June 30, 2000.

Communications Services Tax

On October 1, 2001, a unified tax on communications services became effective. The new communications services tax replaces previous gross receipts and municipal utilities taxes and franchise fees and was designed to be revenue neutral.

Lottery

Florida began its own lottery in 1988. Florida law requires that lottery revenues be distributed 50% to the public in prizes, at least 38% for use in enhancing education, and no more than 12% for costs of administering the lottery.

•	Lottery ticket sales for the fiscal year ended June 30, 2000, totaled an estimated $2,266.5 million, providing education with approximately $861.2 million.

Tobacco Litigation Award to Florida

Florida’s 1997 tobacco litigation settlement, as amended in 1998, is expected to exceed $11 billion over a 25 year period. The settlement anticipates that Florida will use the proceeds for children’s healthcare coverage and other health-related services, to reimburse Florida for medical expenses it has incurred, and for mandated improvements in enforcement efforts against the sale of tobacco products to minors. A portion of the settlement funds have been deposited in the Lawton Chiles Endowment Fund as a continuing source of funding for services to children and elders, and for biomedical research. As of June 30, 2000, the value of the Lawton Chiles Endowment Fund was approximately $1,182 million.

Debt-Balanced Budget Requirement

At the end of the fiscal year ended June 30, 2000, Florida had outstanding about $9,516 million in principal amount of debt secured by its full faith and credit. Since then, the State has issued about $407.7 million in principal amount of full faith and credit bonds.

Florida’s Constitution and statutes require that Florida not run a deficit in its budget, as a whole, or in any separate fund within its budget. Rather, its budget and funds must be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all Florida agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the Florida Constitution prohibits Florida from borrowing by issuing bonds to fund its operations.

Litigation

Currently under litigation are several issues relating to Florida actions or Florida taxes that put at risk a portion of General Revenue Fund monies. There is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida’s financial position. A brief summary of these matters follows.

Nathan M. Hameroff, M.D., et al. v. Agency for Healthcare Administration, et al.

This is a class action suit, wherein the plaintiffs challenged the constitutionality of Florida’s Public Medical Assistance Trust Fund annual assessment on net operating revenue of free standing out-patient facilities offering sophisticated radiology services. The case went to trial October 3-4, 2000. On February 5, 2001, the trial court ruled that Florida Statute §395.705 was unconstitutional and disallowed further assessments. A future hearing will be held to determine the plaintiffs’ remedy. The potential refund liability for such suits could total approximately $125 million.

Savona, et al. v. Agency for Health Care Administration

The plaintiffs seek reimbursement of differential between Medicare and Medicaid rates for dual-enrolled eligibles. The case was settled on October 6, 2000. A total of $95 million will be paid by the Agency for Health

Care Administration over three years subject to legislative approval. The State’s share would be 45 percent of the $95 million.

State Contracting and Engineering Corp. v. Florida Department of Transportation, et al.

State Contracting and Engineering Corp. (SCEC) holds a patent on a Value Engineering Change Proposal (VECP). SCEC claims that the Department of Transportation owes SCEC royalties and compensation for other damages involving the Department’s use of the VECP design. The case could be set for trial in the spring or summer of 2001. If the State is unsuccessful in its actions, potential losses could range from $30 to $60 million.

Deficit Fund Equity

The Special Disability Trust Fund has a deficit fund balance of approximately $1.5 billion. This deficit is the result of claims expense over net assessment revenue.

The Sawgrass Expressway Broward County Local Fund has deficit retained earning of approximately $20.9 million resulting from the remaining unpaid Sawgrass bonded debt.

The Transportation Disadvantaged Trust Fund has a deficit fund balance of approximately $2.4 million as a cumulative result of transportation disadvantaged program expenditures over program revenues.

The St. Lucie County Expressway Authority has a deficit fund balance of approximately $2.8 million primarily as a result of a prior period adjustment to recognize obligations payable to the Department of Transportation for advances to the Authority for operations and current year advances.

The Tampa-Hillsborough County Expressway Authority has a deficit retained earning of approximately $24.7 million primarily as a result of an obligation to Hillsborough County for the use of county gasoline taxes for debt service.

Bond Ratings

Florida maintains a bond rating of Aa2, AA+, and AA from Moody’s Investors Service, Standard & Poor’s Corporation and Fitch Ratings, respectively, on all of its general obligation bonds. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida municipal obligations purchased by the Fund will not be adversely affected by any such changes.

Information

The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

September 11, 2001

The information contained herein has not been adjusted to reflect the events of September 11, 2001. Governor Jeb Bush called a special session of the Florida Legislature that commenced on October 22, 2001, for the sole and exclusive purpose of considering the reductions to the appropriations from the general revenues for the fiscal year ending June 30, 2002, that are needed to deal with the anticipated decline in revenue in the aftermath of the September 11, 2001, terrorist attacks.

Florida Taxes—

In the opinion of Carlton Fields, Tampa, Florida, special counsel on Florida tax matters, under existing law:

The Florida Trust will not be subject to the Florida income tax imposed by Chapter 220 so long as the Florida Trust transacts no business in Florida or has no income subject to federal income taxation. In addition, political subdivisions of Florida do not impose any income taxes.

Non-Corporate Holders will not be subject to any Florida income taxation on income realized by the Florida Trust. Corporate Holders with commercial domiciles in Florida will be subject to Florida income taxation on income realized by the Trust. Other corporate Holders will be subject to Florida income taxation on income realized by the Florida Trust only to the extent that the income realized is other than “non-business income” as defined by Chapter 220.

Florida Trust Units will be subject to Florida estate tax if owned by Florida residents and may be subject to Florida estate tax if owned by other decedents at death. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

Neither the Florida Trust nor the Units will be subject to Florida intangible personal property tax.

New Jersey Trust

Risk Factors—

Prospective investors should consider the recent financial difficulties and pressures which the State of New Jersey (the “State”) and certain of its public authorities have undergone.

The State’s economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture.

Pursuant to the State Constitution, no money may be drawn from the State Treasury except for appropriations made by law. In addition, all monies for the support of State purposes must be provided for in one general appropriation law covering one and the same fiscal year.

In addition to the constitutional provisions, the New Jersey statutes contain provisions concerning the budget and appropriation system. Under these provisions, each unit of the State requests an appropriation from the Director of the Division of Budget and Accounting, who reviews the budget requests and forwards them with his recommendations to the Governor. The Governor then transmits his recommended expenditures and sources of anticipated revenue to the legislature, which reviews the Governor’s Budget Message and submits an appropriations bill to the Governor for his signature by July 1 of each year. At the time of signing the bill, the Governor may revise appropriations or anticipated revenues. That action can be reversed by a two-thirds vote of each House. No supplemental appropriation may be enacted after adoption of the act, except where there are sufficient revenues on hand or anticipated, as certified by the Governor, to meet the appropriation. Finally, the Governor may, during the course of the year, prevent the expenditure of various appropriations when revenues are below those anticipated or when he determines that such expenditure is not in the best interest of the State.

Calendar year 2000 marked the 8th consecutive year of economic expansion in New Jersey. Employment within the State increased by 2.5% in 2000, resulting in an increase of more than 95,000 jobs. This was the 4th consecutive year that employment gains exceeded 75,000. Employment gains were primarily spread across the service producing industries with particularly strong growth in wholesale and retail trade (22,100). The engineering-consulting-research sector and the computer-data processing services sector accounted for 17,800 of 48,100 job gains in the services sub-sector.

With strong labor market conditions, New Jersey’s personal income increased at a pace of 7.3% in 2000, substantially stronger than the 4.9% rate in 1999. The State economy also experienced a retail sales growth of almost 9%, lower than the 1999 rate. Low inflation, approximately 3%, continues to benefit New Jersey consumers and businesses. Low interest rates have supported spending on housing and other consumer durables. In 2000, home building decreased slightly from the level of 1999, which was an 11-year high. New vehicle registrations grew 10% in 2000 to the highest level since 1986. New Jersey’s unemployment rate fell below 4.0% in 2000, a rate which was below the national rate.

Economic performance in calendar year 2001 through June has moderated from the peak levels of 2000 as New Jersey parallels the national slowdown. Employment growth has steadily trended downward since mid-2000. The average annual rate of unemployment growth for the first half of 2001 is 1.2%. The unemployment rate has edged back up to 4% compared to 3.75% for 2000. Personal income growth for the first half of 2001 is estimated to be 6.6% compared to the revised 2000 rate of 8.3%. Housing starts are at an annual rate of 32,000 units, down about 5% from the 2000 rate. New vehicle registrations in 2001 are about 10% below those for the first half of 2000.

A slower growing national economy and the recent national and State gubernatorial elections make it unclear as to what changes in national economic or fiscal policy will be implemented that will impact the State’s economy significantly in the forecast period. However, uncertainties in the international economy are likely to remain due to oil price and currency issues.

Other areas of concern include the volatility in the stock market, possible significant shifts in consumer and investor confidence, unstable and potentially deflationary international economic conditions and the prospect of leaner profits for U.S. corporations. In addition, the restructuring of major industries will continue due to cost containment, globalization of competition and deregulation concerns.

Prior to the events of September 11, 2001, it had been anticipated that the slowdown experienced in 2001 would stabilize by the end of the year leading to relatively low but positive growth rates for most 2001 economic indicators. It was anticipated that moderate positive growth would resume early in 2002 and continue. However, given the many economic and civic uncertainties unleashed by the events of September 11 and the reactions to those events, it is not possible to provide a revised forecast at this time. The State and the nation may experience further contraction of the economy and any expected 2002 recovery may be delayed as consumers, investors, and businesses cautiously assess the events of the next few months. The State is unable at this time to evaluate the extent to which the events of September 11, 2001, will affect the State’s economy and future State budgets.

The New Jersey outlook is based on expected national economic performance and on recent State strategic policy actions aimed at infrastructure improvements, effective education and training of New Jersey’s work force and those maintaining a competitive business environment. Investments in each of these policy areas are critical in maintaining the long-term health of the State’s economy.

New Jersey has a constitutional provision that requires the State to maintain a balanced budget. The State operates on a fiscal year beginning July 1 and ending June 30. For example, “Fiscal Year 2002” refers to the State’s fiscal year beginning July 1, 2001, and ending June 30, 2002. Changes in economic activity in the State and the nation, consumption of durable goods, corporate financial performance and other factors that are difficult to predict may result in actual collections for Fiscal Year 2002 being more or less than forecasted. The

State is bound, however, by the constitutional requirement that no appropriations law may be enacted if the amount of money appropriated therein, together with all other prior appropriations made for the same Fiscal Year, exceeds the total amount anticipated revenues available therein, together with all other prior appropriations made for the same Fiscal Year, as certified by the Governor. The General Fund is the fund into which all State revenues not otherwise restricted by statute are deposited and from which appropriations are made. The largest part of the total financial operations of the State is accounted for in the General Fund, which includes revenues received from taxes and unrestricted by statute, most federal revenues and certain miscellaneous revenue items. The appropriations act provides the basic framework for the operation of the General Fund. The undesignated General Fund balance at year end for Fiscal Year 1997 was $281 million, for Fiscal Year 1998, $228 million, for Fiscal Year 1999, $276 million and for Fiscal Year 2000, $188 million. For Fiscal Year 2001, the balance at year end in the undesignated General Fund is estimated to be $198 million and for Fiscal Year 2002, $299 million.

State Aid to Local Governments is the largest portion of Fiscal Year 2002 appropriations. In Fiscal Year 2002, $9,148.1 million of the State’s proposed appropriations consist of funds which are distributed to municipalities, counties and school districts. The largest recommended State Aid appropriation, in the amount of $7,259.3 million, is provided for local elementary and secondary education programs. Of this amount, $3,080.3 million is for core curriculum standards; $330.6 million is for early childhood aid; $429.1 million is Abbott v. Burke Parity Remedy aid; $303.8 million is for pupil transportation aid; $896.4 million is for special education; $97.0 million is for nonpublic school aid; and $140.9 million is for debt service on school bonds. Other significant amounts are $251.8 million for supplemental core curriculum standards aid and $199.5 million for demonstrably effective program aid. In addition, $905.7 million is appropriated on behalf of school districts as the employers’ share of the social security and teachers’ pensions and benefits programs.

Recommended appropriations to the State Department of Community Affairs (“DCA”) total $976.0 million in State Aid monies for Fiscal Year 2002. Consolidated Municipal Property Tax Relief Aid is recommended in the amount of $831.6 million. In addition, there is $17.4 million recommended for housing programs, $33.8 million for the municipal block grant program, and $25.0 million for extraordinary aid.

Appropriations recommended for the State Department of the Treasury total $520.5 million in State Aid monies for Fiscal Year 2002. The principal programs funded by these appropriations are aid to county colleges ($203.9 million); the cost of senior citizens, disabled and veterans property tax deductions and exemptions ($81.4 million); $23.0 million for debt service for county investments in solid waste management facilities. Also, $182.0 million is recommended for school renovations and construction funded by a portion of the increased cigarette tax ($50.0 million), lottery proceeds ($62.0 million), Tobacco Settlement Funds ($65.5 million) and earnings on the Fund for Free Public Schools ($4.5 million).

The second largest portion of appropriations in Fiscal Year 2002 is for grants-in-aid. These represent payments to individuals or public or private agencies for benefits to which a recipient is entitled to by law, or for provision of services on behalf of the State. The amount recommended in Fiscal Year 2002 for grants-in-aid is $7,463.7 million.

$2,970.8 million is recommended for programs administered by the State Department of Human Services. Of that amount, $1,749.0 million is for medical services provided under the Medicaid program, $390.5 million is for community programs for the developmentally disabled, $244.5 million is for community programs for the mentally ill, $298.9 million is for grant programs administered by the Division of Youth and Family Services and $277.6 million is for welfare reform and homeless services.

$971.1 million is recommended for programs administered by the Department of Health and Senior Services. Of that amount, $222.0 million is for medical services for the aged, $411.0 million is for pharmaceutical assistance to the aged and disabled, $131.9 million is for hospital charity care and KidCare, $70.8 million is for the Lifeline Program, $48.3 million is for addiction and AIDS Services and $28.9 million is for other programs for the aged (e.g., ElderCare).

$1,255.4 million is recommended to the Department of the Treasury. Included in this amount are the Homestead Rebate program ($482.6 million), NJ Saver ($607.4 million), which provides property tax relief to homeowners and renters, the senior and disabled citizen property tax freeze ($10.6 million), and the New Jersey Commission on Science and Technology ($22.7 million).

$260.0 million is recommended for the State Department of Transportation for bus and railroad subsidies.

$908.8 million is recommended for State colleges and universities. Other higher education appropriations are $363.1 million for various grant programs including $219.4 million for student financial assistance, $25.5 million to support independent colleges and universities, $39.2 million for debt service for the Dormitory Safety Trust Fund, the Equipment Leasing Fund, the Higher Education Facilities Trust Fund and the Higher Education Technology Infrastructure Fund and $26.9 million for debt service on the Higher Education Capital Improvement Program.

$90.1 million is recommended for the Department of Corrections. The largest items of appropriation in this Department are $16.0 million for payments to county penal facilities to house State inmates and $62.5 million for the purchase of community services.

$557.0 million is recommended for programs administered by the Department of Human Services. Of that amount, $413.9 million is appropriated for mental health and developmentally disabled programs, including the operation of six psychiatric institutions ($207.7 million) and seven developmental centers ($171.6 million).

$27.3 million is recommended for administration of the Medicaid program; $15.8 million for administration of the various income maintenance programs, including Work First New Jersey; and $63.9 million for the Division of Youth and Family Services, which protects the children of the State from abuse and neglect.

$57.7 million is recommended to the Department of Labor for the administration of programs for workers’ compensation, unemployment and temporary disability insurance, manpower development and health safety inspection.

$98.1 million is recommended for the Department of Health and Senior Services for the prevention and treatment of diseases, alcohol and drug abuse programs, regulation of health care facilities, the uncompensated care program and senior services programs. $30.0 million is appropriated for anti-smoking programs to be funded from monies anticipated to be received from the settlement of the litigation with the tobacco companies.

$1,252.1 million is recommended for the Department of Law and Public Safety ($472.5 million, including the Juvenile Justice Commission) and the Department of Corrections ($779.6 million). Among the programs funded by this recommended appropriation are the administration of the State’s correctional facilities and parole activities and the investigative and enforcement activities of the State Police.

$232.4 million is recommended for the Department of Transportation for the various programs it administers, such as the maintenance and improvement of the State highway system and the registration and regulation of motor vehicles and licensed drivers.

$222.9 million is recommended for the Department of Environmental Protection for the protection of air, land, water, forest, wildlife and shellfish resources and for the provision of outdoor recreational facilities.

The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State. Certain State tax revenues and certain other fees are pledged to meet the principal and interest payments and any redemption premium payments, required to fully pay the debt. No general obligation debt can be issued by the State without prior voter approval, except that no voter approval is required for any law authorizing the creation of a debt for the purpose of refinancing all or a portion of outstanding debt of the State, so long as such law requires that the refinancing provide a debt service savings.

New Jersey Taxes—

In the opinion of Messrs. Drinker Biddle & Shanley LLP, special New Jersey counsel on New Jersey tax matters, under existing law:

The proposed activities of the New Jersey Trust will not cause it to be subject to the New Jersey Corporation Business Tax Act.

The income of the New Jersey Trust will be treated as the income of individuals, estates and trusts who are the Holders of Units of the New Jersey Trust for purposes of the New Jersey Gross Income Tax Act, and interest which is exempt from tax under the New Jersey Gross Income Tax Act when received by the New Jersey Trust will retain its status as tax-exempt in the hands of such Holders. Gains arising from the sale or redemption by a Holder of his Units or from the sale, exchange, redemption, or payment at maturity of a Bond by the New Jersey Trust are exempt from taxation under the New Jersey Gross Income Tax Act (P.L. 1976 c. 47), as enacted and construed on the date hereof, to the extent such gains are attributable to Bonds, the interest on which is exempt from tax under the New Jersey Gross Income Tax Act. Any loss realized on such disposition may not be utilized to offset gains realized by such Holder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax Act.

Units of the New Jersey Trust may be subject, in the estates of New Jersey residents, to taxation under the Transfer Inheritance Tax Law of the State of New Jersey.

New York Trust

Risk Factors—

The information set forth below is derived from the Official Statements and/or preliminary drafts of Official Statements prepared in connection with the issuance of New York State and New York City municipal bonds. The Sponsors have not independently verified this information.

Economic Trends.    Over the long term, the State of New York (the “State”) and the City of New York (the “City”) face serious potential economic problems. The City accounts for approximately 41% of the State’s population and personal income, and the City’s financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City also has had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The State for many years has had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

        New York City.

Overview.    The City, with a population of approximately 8.0 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City’s total employment earnings. Additionally, the City is the nation’s leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.

For each of the 1981 through 2001 fiscal years, the City had an operating surplus, before discretionary transfers, and achieved balanced operating results as reported in accordance with then applicable generally accepted accounting principles (“GAAP”), after discretionary transfers. The City has been required to close substantial gaps between forecast revenues and forecast expenditures in order to maintain balanced operating results. There can be no assurance that the City will continue to maintain balanced operating results as required by State law without tax or other revenue increases or reductions in City services or entitlement programs, which could adversely affect the City’s economic base.

As required by law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City’s capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City’s current financial plan projects a surplus in the 2002 fiscal year, before discretionary transfers, and budget gaps for each of the 2003, 2004 and 2005 fiscal years. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.

The City depends on aid from the State both to enable the City to balance its budget and to meet its cash requirements. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected, that State budgets will be adopted by the April 1 statutory deadline, that interim appropriations will be enacted, or that any such reductions or delays will not have adverse effects on the City’s cash flow or expenditures. In addition, the federal budget negotiation process could result in a reduction or a delay in the receipt of federal grants which could have additional adverse effects on the City’s cash flow or revenues.

The Mayor is responsible for preparing the City’s financial plan, including the City’s current financial plan for the 2002 through 2005 fiscal years

(the “2002-2005 Financial Plan” or “Financial Plan”). The City’s projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Such assumptions and contingencies include the condition of the regional and local economies, the provision of State and federal aid and the impact on City revenues and expenditures of any future federal or State policies affecting the City.

Implementation of the Financial Plan is dependent upon the City’s ability to market its securities successfully. The City’s program for financing capital projects for fiscal years 2002 through 2005 contemplates the issuance of approximately $11.0 billion of general obligation bonds and approximately $4.0 billion of bonds (excluding bond anticipation notes and recovery bonds and notes issued to pay costs relating to the September 11 attack) to be issued by the New York City Transitional Finance Authority (the “Finance Authority”). In addition, the Financial Plan anticipates access to approximately $2.2 billion (including the $604 million of bond proceeds received to date) in financing capacity of TSASC, Inc. (“TSASC”), which issues debt secured by revenues derived from the settlement of litigation with tobacco companies selling cigarettes in the United States. The Finance Authority and TSASC were created to assist the City in financing its capital program while keeping City indebtedness within the forecast level of the constitutional restrictions on the amount of debt the City is authorized to incur. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City, New York City Municipal Water Finance Authority (“Water Authority”), Finance Authority, TSASC and other bonds and notes will be subject to prevailing market conditions. The City’s planned capital and operating expenditures are dependent upon the sale of its general obligation debt, as well as debt of the Water Authority, Finance Authority and TSASC. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.

In addition to the financing program described above, the Finance Authority issued $1 billion of recovery notes on October 4, 2001, to pay costs related to the September 11 attack. The Finance Authority note proceeds may be utilized to accommodate cash needs resulting from timing differences between payment by the City of costs relating to the events of September 11 and receipt of federal reimbursement for such costs or to meet other City cash requirements caused by such events. Such notes may be paid with Finance Authority revenues (with the resulting reduction in City tax revenues to be offset by federal aid or other sources) or proceeds of renewal notes or bonds of the Finance Authority (which would also be offset by aid or other sources) or proceeds of renewal notes or bonds of the Finance Authority (which would also reduce tax revenues to the City). The Finance Authority is authorized to have outstanding $2.5 billion of bonds or notes the proceeds of which are to be used to pay costs related to the September 11 attack.

The City Comptroller and other agencies and public officials, from time to time, issue reports and make public statements which, among other things, state that projected revenues and expenditures may be different from those forecast in the City’s financial plans.

For the 2002 fiscal year, the City had an operating surplus of $2.949 billion, before discretionary and other transfers, and achieved balanced operating results, after discretionary and other transfers, in accordance with GAAP. The 2002 fiscal year is the twenty-first consecutive year that the City has achieved an operating surplus, before discretionary and other transfers, and balanced operating results, after discretionary and other transfers.

2002-2005 Financial Plan.    On December 4, 2001, the City released the 2002-2005 Financial Plan, which relates to the City and certain entities which receive funds from the City. The Financial Plan is a modification to the financial plan submitted to the Control Board on June 13, 2001 (the “June Financial Plan”). The Financial Plan projects revenues and expenditures for the 2002 fiscal year, balanced in accordance with GAAP, and projects gaps of $3.6 billion, $4.0 billion and $3.9 billion for fiscal years 2003 through 2005, respectively, after implementation of a gap-closing program for fiscal year 2002 proposed in the Financial Plan, which would reduce agency expenditures or increase revenues by $1.2 billion in fiscal year 2002, $593 million in fiscal year 2003, $324 million in fiscal year 2004 and $297 million in fiscal year 2005. The gap-closing program for fiscal year 2002 includes agency actions to reduce expenditures by $766 million, which includes personnel reductions through attrition and agency actions to increase revenues, including federal aid to reimburse costs relating to the September 11 attack.

Changes since the June Financial Plan include: (i) a decline in projected revenues of $1.0 billion, $1.4 billion, $1.2 billion and $1.3 billion in fiscal years 2002 through 2005, respectively, reflecting primarily decreases in projected personal income, business and sales tax revenues as a result of the September 11 attack and reduced economic activity, offset by increased revenues of $100 million in fiscal year 2002 and $200 million in each of fiscal years 2003 through 2005 as a result of the elimination of a previously proposed tax reduction program; (ii) increased pension costs totaling $57 million, $208 million and $311 million for fiscal years 2003 through 2005, respectively, resulting primarily from investment losses in fiscal year 2001; (iii) a reduction in projected federal and State actions of $119 million in fiscal year 2002 and $116 million in each of fiscal years 2003 through 2005; (iv) an increase in labor costs totaling $152 million, $170 million, $176 million and $181 million in fiscal years 2002 through 2005, respectively, to reflect the cost of wage increases for the uniformed forces coalition above the settlement with District Council 37 of the American Federation of State, Municipal and County Employees; (v) a delay in the receipt of $250 million from the proposed sale of the New York City Off-Track Betting Corporation (“OTB”) from fiscal year 2002 to fiscal year 2003; (vi) the elimination of $114 million of State payments to a stock transfer incentive fund for fiscal years 2002 through 2005, which was not included in the State budget; (vii) reduced net spending of $188 million in fiscal year 2002 and increased agency spending of approximately $110 million in each of fiscal years 2003 through 2005; (viii) debt service savings of $156 million, $158 million, $160 million and $108 million in fiscal years 2002 through 2005, respectively; (ix) savings of $50 million in fiscal year 2002 and $100 million in each of fiscal years 2003 through 2005 resulting from an early retirement and severance program; and (x) the acceleration of $73 million of State revenue sharing aid in fiscal year 2002. The assumed tax revenue shortfalls after September 11 will be subject to revision in the future and reflect steeper declines in national gross domestic product and corporate profits, additional declines in capital gains realizations, local job losses exceeding 100,000 and a disruption in tourism and related spending. The Financial Plan assumes that the costs relating to the September 11 attack will be paid from federal aid. The timing of actual receipt of revenues and incurrence of expenditures for fiscal year 2002 could require the City to take actions within the 2002 fiscal year to meet its cash flow requirements, depending on the extent to which decreases and delays in the receipt of revenues occur more rapidly than the implementation of the gap-closing actions.

The Financial Plan assumes: (i) collection of projected rent payments for the City’s airports, totaling $170 million, $315 million and $280 million in the 2003 through 2005 fiscal years, respectively, which depends on the successful completion of negotiations with The Port Authority of New York and New Jersey (the “Port Authority”) or the enforcement of the City’s rights under the existing leases through pending legal actions; (ii) State and federal approval of the State and federal gap-closing actions proposed by the City in the Financial Plan; (iii) the annual receipt of approximately $114 million in categorical State education aid reflected in the Financial Plan as a revenue to the City which was not included in the Governor’s Executive Budget; and (iv) the successful completion of the sale of OTB, which will require State legislative approval. The Financial Plan does not make any provision for wage increases other than the pay increases discussed above, or for increased pension expenditures due to any investment losses in fiscal year 2002. The Financial Plan also reflects a proposed tax reduction program which totals $98 million, $630 million, $698 million and $669 million in fiscal years 2002 through 2005, respectively. This tax reduction program includes a proposed additional 25% reduction in the personal income tax 14% surcharge, and increases in the taxable threshold for the commercial rent tax, an extension of current tax reductions for owners of cooperative and condominium apartments, and an extension of the Lower Manhattan Revitalization Program. All of these items except for the commercial rent tax reduction and the reduction in the personal income tax surcharge require approval by the State Legislature.

The Financial Plan is based on numerous assumptions, including the condition of the City’s and the region’s economies and the concomitant receipt of economically sensitive tax revenues in the amounts projected. The Financial Plan is subject to various other uncertainties and contingencies relating to, among other factors, the effects on the City economy of the September 11 attack; the extent, if any, to which wage increases for City employees exceed the annual wage costs assumed for the 2002 through 2005 fiscal years; continuation of projected interest earnings assumptions for pension fund assets and current assumptions with respect to wages for City employees affecting the City’s required pension fund contributions; the willingness and ability of the State to provide the aid contemplated by the Financial Plan and to take various other actions to assist the City; the ability of City agencies to maintain balanced budgets; the willingness of the federal government to provide the amount of federal aid contemplated in the Financial Plan; the impact on City revenues and expenditures of federal and State welfare reform and any future legislation affecting Medicare or other entitlement programs; adoption of the City’s budgets by the City Council in substantially the forms submitted by the Mayor; the ability of the City to implement cost reduction initiatives, and the success with which the City controls expenditures; the impact of conditions in the real estate market on real estate tax revenues; the City’s ability to market its securities successfully in the public credit markets; and unanticipated expenditures that may be incurred as a result of the need to maintain the City’s infrastructure.

Although the City has maintained balanced budgets in each of its last twenty-one fiscal years, there can be no assurance that the gap-closing actions proposed in the Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions. Additional tax increases and reductions in essential City services could adversely affect the City’s economic base.

The economic and financial condition of the City may be affected by various financial, social, economic and other factors which could have a material effect on the City. Further, prior to the terrorist attacks of September 11, 2001, the national and local economy had been weakening, reflecting lower business investment, increased unemployment and recently, a decline in consumer confidence. It is expected that the terrorist attacks will have an adverse impact on the City and its economy. Reduced economic activity is expected to lower corporate profits, increase job losses and reduce consumer spending, which would result in reduced personal income and sales tax receipts and other business tax revenues for the City and could negatively affect real property values. The September 11 attack increased substantially the risk of a recession and a delay in recovery. At present, it is not possible to quantify with any certainty the short-term or long-term adverse impact of the September 11, 2001, events on the City and its economy, any offsetting economic benefits which may result from recovery and rebuilding activities, and the amount of additional resources from federal, State, City and other sources which will be required.

Ratings.    On September 13, 2000, Standard & Poor’s revised its rating of City bonds upward to A. Moody’s rating of City bonds was revised in August 2000 to A2 from A3. On November 16, 2001, Moody’s revised its outlook on City bonds to negative from uncertain. The revised outlook reflects the disruptive effects of the September 11 attack on the City’s economy, the effects of the national economic recession that evidenced strain on the critical financial services sector even prior to September 11 and projections of resultant current year and outyear revenue loss and spending increases attributable to these events. On March 8, 1999, Fitch Ratings (“Fitch”) revised its rating of City bonds upward to A from A- and on September 15, 2000, Fitch revised its rating to A+. Moody’s, Standard & Poor’s and Fitch currently rate the City’s outstanding general obligation bonds A2, A and A+, respectively.

New York State and its Authorities.

Recent Events.    The State, in close cooperation with the federal government and the City, is carefully assessing the economic and fiscal implications of the September 11 attack. The Division of the Budget (“DOB”) expects the attack will depress, at least temporarily, the normal growth in State tax receipts and increase the State’s operating costs. A preliminary assessment by DOB suggests that the loss of receipts will be in the range of $1 billion to $3 billion in the current fiscal year (which ends on March 31, 2002), and in the range of $2 billion to $6 billion next fiscal year as a result of disruptions to business activity and tax payment processes. Prior to the September 11 attack, DOB projected total General Fund tax receipts of almost $39 billion in fiscal year 2001-02. If receipts were to fall by $3 billion in fiscal year 2001-02 and $6 billion in fiscal year 2002-03 as a consequence of the September 11 attack (the upper limit of the current estimate), it would represent a decline in tax revenues of 7.4 percent and 15 percent, respectively, compared the pre-September 11th forecast.

The State and City are requesting federal aid to help respond to the September 11 attack, including: $12 billion in aid to compensate for the projected loss of City and State tax revenues that is expected to result from the attack, $34 billion (less insurance) in direct assistance for disaster recovery, debris removal, infrastructure rebuilding, and related activities at the World Trade Center site, and $8 billion to stimulate the State economy and provide essential services in the wake of the attack. Assistance in the latter category would include grants and tax incentives to build in lower Manhattan and retain employees in the State; federal aid for costs of health coverage, unemployment insurance, and workers’ compensation; and funding for various State transportation projects. On November 2, 2001, the federal government made available $700 million in community development block grant funds to assist New York City businesses affected by the disaster and to stimulate economic activity. Further, at the request of the Governor, the President has waived any matching requirements for the State and City, so that the federal government will provide 100% reimbursement for the cost of rescue, recovery, debris removal and public infrastructure repair and reconstruction. To date, Congress has appropriated $10.4 billion for these purposes. This federal “pass-through” disaster aid is projected by the DOB to total

$1.53 billion in current State fiscal year and $3.74 billion in fiscal year 2002-03 as recovery and rebuilding efforts reach full capacity. On an All Governmental Funds basis, the updated Financial Plan for the 2001-02 fiscal year (the “January Plan”) includes spending for the September 11 attack costs of $214 million in the 2001-02 fiscal year and $329 million in the 2002-03 fiscal year. Unlike the pass-through aid, these disbursements in the January Plan finance State government activities. Spending from State funds for the September 11 attack costs is projected to total $71 million over the next two years, with $57 million of this amount expected to be financed by the General Fund and $14 million from State special revenue funds.

The State anticipates that it will take necessary actions to maintain budget balance for the remainder of the 2001-02 fiscal year, including the use of available reserves. To the extent such reserves need to be utilized in the current fiscal year, the General Fund closing balance would decrease and these reserves would be unavailable to guard against financial plan risks in future fiscal years. The State does not believe the attack or other events will effect its ability to pay the principal and interest on its bonds or other debt service obligations in this or any future fiscal year. Nonetheless, DOB’s current analysis of the impact of the terrorist attack on the State’s financial condition is preliminary and subject to significant revisions as more information is known. The DOB expects to revise its projections of receipts and disbursements relating to the 2001-02 Financial Plan as the impact of the September 11 attack becomes clearer. Actual results, therefore, could differ materially and adversely from the DOB’s projections.

Executive Budget and Financial Plans.    The State’s current fiscal year began on April 1, 2001, and ends on March 31, 2002. The Legislature failed to take final action on the Executive Budget by April 1, but did enact appropriations for State-supported, contingent, contractual, and certain other debt service obligations for the entire 2001-02 fiscal year on March 29, 2001. The State Legislature also passed legislation that extended certain revenue-raising authority and made interim appropriations for State personal service costs, various grants to local governments, and certain other items through August 2, 2001. In prior years, the State Legislature enacted similar interim appropriations to permit operations to continue until the Legislature took final action on the Executive Budget. On August 3, 2001, the Legislature passed what it characterized as a “baseline” budget for the 2001-02 fiscal year. This “baseline” budget omitted all reappropriations recommended in the Executive Budget, and did not approve new funding proposals. On September 13, 2001, the Legislature enacted all reappropriations the Governor proposed in the Executive Budget, as well as reappropriations for certain legislative initiatives.

Following enactment of the reappropriations, DOB issued a Financial Plan for the 2001-02 fiscal year (the “2001-02 Financial Plan”) on September 21, 2001. The 2001-02 Financial Plan sets forth projected receipts and disbursements based on the actions of the Legislature to date. DOB expects to update the 2001-02 Financial Plan quarterly during the fiscal year, and may provide more frequent updates as the fiscal and economic ramifications of the terrorist attacks in the City become clearer.

On November 8, 2001, the State issued an update to the 2001-02 Financial Plan (the “Mid-Year Plan”). On January 22, 2002, the Governor submitted his Executive Budget for 2002-03 (the “Executive Budget”), which contained the January Plan and a recommended Financial Plan for the 2002-03 fiscal year (the “2002-03 Financial Plan”). The revenue forecast on which these Financial Plans are based reflects both the impact of the September 11 attack and the national economic downturn. The interrelated effects of the September 11 attack and the broader weakening in the economy are not possible to separate accurately, but the combined revenue losses associated with these events is still expected to be within the range originally estimated by DOB in the Mid-Year Plan.

DOB now estimates a projected revenue shortfall for the 2001-02 fiscal year of $1.08 billion, or $418 million below the Mid-Year Plan estimate. DOB expects that the shortfall will be closed through the use of $646 million in reserves and $435 million in administrative and legislative actions that have already been accomplished. After accounting for other revisions to the 2001-02 Financial Plan, DOB projects a General Fund closing balance of $2.08 billion, an increase of $862 million from the Mid-Year Plan. This total includes a planned $83 million deposit to the Tax Stabilization Reserve Fund at the close of the current year.

In addition, DOB reports that the 2002-03 Financial Plan closes a General Fund budget gap originally projected at $5.7 billion. Legislative and administrative actions to date have reduced this gap by $581 million, and enactment of the HealthCare Reform Act of 2000 (the “HCRA”) legislation lowered it by another $785 million. The Governor has proposed to close the remaining $4.3 billion budget gap with $1.91 billion in recurring spending reductions and revenue actions, $1.13 billion in General Fund reserves, $885 million in reserves from the Temporary Assistance for Needy Families program, and $490 million in one-time actions (excluding $72 million in fund balances available through HCRA). The 2002-03 Financial Plan also supports $109 million in new spending related to homeland security, the September 11 attack, and economic development. The 2002-03 Financial Plan projects a closing balance in the General Fund of $710 million at the end of 2002-03, which consists of the balance in the State’s Tax Stabilization Reserve Fund.

2001-2002 Receipts Estimates.    The January Plan projects General Fund receipts and transfers from other funds will total $42.43 billion in 2001-02, an increase of $344 million from the projections contained in the Mid-Year Plan. The upward revisions are based on updated economic data and actual tax collections through December 2001. The estimated impact of the September 11 attack on 2001-02 receipts remain significant, but within the range estimated by DOB in the immediate aftermath of the September 11 attack.

Personal income tax (“PIT”) receipts for fiscal year 2001-02 are estimated to total $26.98 billion, a decrease of $119 million from the Mid-Year Plan. The estimated decrease is primarily comprised of downward revisions to prepayments on 2001 tax liability. The re-estimates are also affected by an additional $11 million deposit into the tax refund reserve account at the end of the fiscal year to provide a reserve for the reduction in the marriage penalty effective January 1, 2001. The January Plan also reflects the impact of tax refund reserve account transactions at the close of fiscal year 2001-02 which has the effect of decreasing reported PIT receipts in the 2001-02 fiscal year while increasing available receipts in the 2002-03 fiscal year. User tax and fee receipts in fiscal year 2001-02 are projected at $7.08 billion, $40 million above the Mid-Year Plan. The revision reflects modestly improved collections experience since the Mid-Year Plan. Business taxes are now projected at $3.83 billion in fiscal year 2001-02, an increase of $179 million from the Mid-Year Plan, reflecting better than expected results through December for the corporate utility, insurance and bank taxes. Finally, the yield from other taxes in fiscal year 2001-02 is estimated at $780 million, $59 million higher than the Mid-Year Plan, reflecting modest revisions based on collection experience to date.

2001-2002 Disbursements Estimates.    The January Plan projects General Fund disbursements and transfers to other funds to total $41.46 billion in fiscal year 2001-02, a decrease of $518 million from the Mid-Year Plan. The change is comprised of $578 million in lower projected spending, partially offset by $60 million in higher costs related to the World Trade Center cleanup ($30 million) and counter-terrorism measures ($30 million).

Projected spending was lowered by $578 million to reflect revised school aid spending data submitted to the State by school districts ($116 million), lottery reestimates ($194 million), and various management initiatives across state agencies ($268 million). The management initiatives include savings from a statewide hiring freeze, a reduction in discretionary non-personal service spending in all state agencies, and lower debt service costs due to use of the Debt Reduction Reserve Fund to defease high-cost state debt. Spending to promote tourism ($20 million) and to provide loan guarantees for businesses ($5 million) in the wake of the September 11 attack, as well as increased overtime and other costs to ensure public safety, partially offset the declines.

2001-2002 General Fund Closing Balance.    The January Plan projects a closing balance in the General Fund of $2.08 billion in 2001-02, excluding amounts on deposit in the refund reserve account, as described below. The balance is comprised of $1.13 billion in reserves for economic uncertainties (all of which will be used to help balance the 2002-03 Financial Plan), an increase of $852 million from the projection in the Mid-Year Plan; $710 million in the Tax Stabilization Reserve Fund, after a planned $83 million deposit in 2001-02; $142 million in the Community Projects Fund, which pays for legislative and gubernatorial initiatives; $81 million in the Contingency Reserve Fund after the use of $70 million to finance a portion of the State’s settlement in the Yonkers desegregation lawsuit; and $11 million in the Universal Pre-K Fund.

The State expects to have a projected $1.75 billion balance in the tax refund reserve account at the end of 2001-02, a decrease of $1.77 billion from the $3.52 balance available at the end of 2000-01. The 2001-02 amount includes the $1.13 billion in reserves for economic uncertainties reported in the closing General Fund balance. The refund reserve account is used to adjust PIT collections across fiscal years to pay for tax refunds, as well as to accomplish other 2002-03 Financial Plan objectives. In addition to the $1.13 billion in General Fund reserves, the projected balance of $1.75 billion is comprised of $521 million from LGAC that may be used to pay tax refunds during 2001-02 but must be on deposit at the close of the fiscal year, and $90 million for other tax refunds.

2002-2003 Executive Budget Forecast.    The Executive Budget contains financial projections for the State’s 2001-02 through 2004-05 fiscal years, a detailed economic forecast for calendar years 2001 and 2002, and a proposed Capital Program and Financing Plan for the 2002-03 through 2006-07 fiscal years. DOB anticipates several amendments will be introduced to the Executive Budget that will modify certain appropriations and accelerate certain debt issuances. The modifications are expected to be financed without additional General Fund costs, and the revised schedule of debt issuances is not expected to affect the five-year projections contained in the proposed Capital Program and Financing Plan for 2002-03 through 2006-07. Accordingly, DOB expects that such amendments will not have a materially adverse impact on the January Plan projections described herein.

Under the Executive Budget, total General Fund receipts, including transfers from other funds, are projected at $38.85 billion, a decrease of $3.58 billion from the current fiscal year. In addition, available General Fund balances of $1.37 billion are expected to be used in the 2002-03 fiscal year, bringing the total projected resources to $40.22 billion in 2002-03. General Fund disbursements, including transfers to other funds, are recommended to decline by 3.0 percent to $40.22 billion, a decrease of $1.23 billion from 2001-02. State funds spending (the portion of the budget supported exclusively by States taxes, fees and revenues) is projected to total $58.63 billion, an increase of $929 million or 1.6 percent. Spending from all government funds is expected to grow by 4.7 percent, increasing by $4.0 billion to $88.6 billion.

Many complex political, social and economic forces influence the State’s economy and finances, which may in turn affect the State Financial Plan. For example, a downturn in the financial markets or the wider economy is possible, a risk that is heightened by recent events, including the events of September 11, 2001. The securities industry is more important to the New York economy than the national economy as a whole, potentially amplifying the impact of an economic downturn. A large change in stock market performance during the forecast horizon could result in wage and unemployment levels that are significantly different from those embodied in the Financial Plan forecast. Merging and downsizing by firms, as a consequence of deregulation, continued foreign competition or a sustained economic downturn, may have more significant adverse effects on employment than expected. The Financial Plan is also necessarily based upon forecasts of national and State economic activity. The DOB believes that its projections of receipts and disbursements relating to the Financial Plan, and the assumptions on which they are based, are reasonable, however, actual results could differ materially and adversely from these projections.

Ratings.    Standard & Poor’s rates the State’s general obligation bonds AA, and Moody’s rates the State’s general obligation bonds A2. On December 19, 2000, Standard & Poor’s revised its rating on the State’s general obligation bonds from A+ to AA.

Litigation.    A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State’s ability to carry out the State Financial Plan.

The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 2001, amounted to approximately $4.2 billion.

New York Taxes—

In the opinion of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds) the interest on the Bonds is exempt from New York State and City personal income taxes, except where such interest is subject to federal income taxes, as is described in “Taxes.”

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing New York law:

Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by the Trust will be treated as the income of the Holders in the same manner as for federal income tax purposes. Accordingly, each Holder will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the Trust (or on earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount). A noncorporate Holder who is a New York State (and City) resident will be subject to New York State (and City) personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond. A noncorporate Holder who is not a New York State resident will not be subject to New York State or City personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond unless such Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine its tax basis for its pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for federal income tax purposes. Interest income on, as well as any gain recognized on the disposition of, a Holder’s pro rata portion of the Bonds is generally not excludable from income in computing New York State and City franchise taxes on corporations or financial institutions.

TAX FREE VS. TAXABLE INCOME

The following tables show the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined federal and state individual income tax rates. These tables reflect projected federal income tax rates and tax brackets for the 2002 taxable year under recently passed legislation, and state income tax rates that were available on the date of the Prospectus. These rates are subject to change and lower federal income tax rates are scheduled to be phased in over the next several years under such recently passed legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of Florida and filing a Joint Return with $53,000 in taxable income for the 2002 tax year would need a taxable investment yielding 8.22% in order to equal a tax-free return of 6.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax and state income tax.

STATE OF FLORIDA

2002 Tax Year
			TAX EXEMPT YIELD
Taxable Income Bracket			4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
Joint Return	Single Return	Effective Federal Tax Rate	TAXABLE EQUIVALENT YIELD
$ 0 - 12,000	$0 - 6,000	10.00%	4.44%	5.00%	5.56%	6.11%	6.67%	7.22%
$ 12,001 - 46,700	$6,001 - 27,950	15.00	4.71	5.29	5.88	6.47	7.06	7.65
$ 46,701 - 112,850	$27,951 - 67,700	27.00	5.48	6.16	6.85	7.53	8.22	8.90
$112,851 - 137,300	$67,701 - 137,300	30.00	5.71	6.43	7.14	7.86	8.57	9.29
$137,301 - 171,950	$137,301 - 141,250	30.90	5.79	6.51	7.24	7.96	8.68	9.41
$171,951 - 307,050	$141,251 - 307,050	36.05	6.25	7.04	7.82	8.60	9.38	10.16
Over $307,050	Over $307,050	39.76	6.64	7.47	8.30	9.13	9.96	10.79

See the Notes to the Florida tax table on the following page.

Note:  This table reflects the following:
1
Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI) less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $137,300, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $206,000 for married taxpayers filing a joint tax return and $137,300 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3
The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.

4
Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

5	Florida does not impose a state personal income tax.

STATE OF NEW JERSEY

2002 Tax Year
	Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
		4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
Taxable Income Bracket

		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 12,000	11.26%	4.51%	5.07%	5.63%	6.20%	6.76%	7.32%
$ 12,001 - 20,000	16.19	4.77	5.37	5.97	6.56	7.16	7.76
$ 20,001 - 46,700	16.49	4.79	5.39	5.99	6.59	7.18	7.78
$ 46,701 - 50,000	28.28	5.58	6.27	6.97	7.67	8.37	9.06
$ 50,001 - 70,000	28.79	5.62	6.32	7.02	7.72	8.43	9.13
$ 70,001 - 80,000	29.56	5.68	6.39	7.10	7.81	8.52	9.23
$ 80,001 - 112,850	31.03	5.80	6.52	7.25	7.97	8.70	9.42
$112,851 - 137,300	33.87	6.05	6.80	7.56	8.32	9.07	9.83
$137,301 - 150,000	34.72	6.13	6.89	7.66	8.43	9.19	9.96
$150,001 - 171,950	35.30	6.18	6.96	7.73	8.50	9.27	10.05
$171,951 - 307,350	40.12	6.68	7.52	8.35	9.19	10.02	10.86
Over $307,350	43.60	7.09	7.98	8.86	9.75	10.64	11.52

		SINGLE RETURN
$ 0 - 6,000	11.26%	4.51%	5.07%	5.63%	6.20%	6.76%	7.32%
$ 6,001 - 20,000	16.19	4.77	5.37	5.97	6.56	7.16	7.76
$ 20,001 - 27,950	16.49	4.79	5.39	5.99	6.59	7.18	7.78
$ 27,951 - 35,000	28.28	5.58	6.27	6.97	7.67	8.37	9.06
$ 35,001 - 40,000	29.56	5.68	6.39	7.10	7.81	8.52	9.23
$ 40,001 - 67,700	31.03	5.80	6.52	7.25	7.97	8.70	9.42
$ 67,701 - 75,000	33.87	6.05	6.80	7.56	8.32	9.07	9.83
$ 75,001 - 137,300	34.46	6.10	6.87	7.63	8.39	9.15	9.92
$137,301 - 141,250	35.30	6.18	6.96	7.73	8.50	9.27	10.05
$141,251 - 307,050	40.12	6.68	7.52	8.35	9.19	10.02	10.86
Over $307,050	43.60	7.09	7.98	8.86	9.75	10.64	11.52

Note:  This table reflects the following:
1
Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $137,300, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $206,000 for married taxpayers filing a joint tax return and $137,300 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3
The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.

4
Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

STATE OF NEW YORK

2002 Tax Year
Taxable Income Bracket		Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
			4.00%	4.50%	5.00%	5.50%	6.00%	6.50%

Joint Return	Single Return		TAXABLE EQUIVALENT YIELD

$ 0 - 12,000	$ 0 - 6,000	13.60%	4.63%	5.21%	5.79%	6.37%	6.94%	7.52%
$ 12,001 - 16,000	$ 6,001 - 8,000	18.40	4.90	5.51	6.13	6.74	7.35	7.97
$ 16,001 - 22,000	$ 8,001 - 11,000	18.83	4.93	5.54	6.16	6.78	7.39	8.01
$ 22,001 - 26,000	$ 11,001 - 13,000	19.46	4.97	5.59	6.21	6.83	7.45	8.07
$ 26,001 - 40,000	$ 13,001 - 20,000	20.02	5.00	5.63	6.25	6.88	7.50	8.13
$ 40,001 - 46,700	$ 20,001 - 27,950	20.82	5.05	5.68	6.31	6.95	7.58	8.21
$ 46,701 - 112,850	$ 27,951 - 67,700	32.00	5.88	6.62	7.35	8.09	8.82	9.56
$112,851 - 137,300	$ 67,701 - 137,300	34.80	6.13	6.90	7.67	8.43	9.20	9.97
$137,301 - 171,950	$137,301 - 141,250	35.63	6.21	6.99	7.77	8.54	9.32	10.10
$171,951 - 307,050	$141,251 - 307,050	40.43	6.71	7.55	8.39	9.23	10.07	10.91
Over $307,050	Over $307,050	43.88	7.13	8.02	8.91	9.80	10.69	11.58

Note:  This table reflects the following:
1
Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $137,300, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $206,000 for married taxpayers filing a joint tax return and $137,300 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.
3
The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

4
Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

CITY OF NEW YORK

2002 Tax Year
Taxable Income Bracket	Approx. Combined Federal, State & New York City Tax Rate	TAX EXEMPT YIELD
		4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 12,000	16.02%	4.76%	5.36%	5.95%	6.55%	7.14%	7.74%
$ 12,001 - 16,000	20.68	5.04	5.67	6.30	6.93	7.56	8.19
$ 16,001 - 21,600	21.11	5.07	5.70	6.34	6.97	7.61	8.24
$ 21,601 - 22,000	21.60	5.10	5.74	6.38	7.02	7.65	8.29
$ 22,001 - 26,000	22.24	5.14	5.79	6.43	7.07	7.72	8.36
$ 26,001 - 40,000	22.79	5.18	5.83	6.48	7.12	7.77	8.42
$ 40,001 - 45,000	23.60	5.24	5.89	6.54	7.20	7.85	8.51
$ 45,001 - 46,700	23.64	5.24	5.89	6.55	7.20	7.86	8.51
$ 46,701 - 90,000	34.42	6.10	6.86	7.62	8.39	9.15	9.91
$ 90,001 - 112,850	34.62	6.12	6.88	7.65	8.41	9.18	9.94
$112,851 - 137,300	37.31	6.38	7.18	7.98	8.77	9.57	10.37
$137,301 - 171,950	38.12	6.46	7.27	8.08	8.89	9.70	10.50
$171,951 - 307,350	42.73	6.98	7.86	8.73	9.60	10.48	11.35
Over $307,050	46.05	7.41	8.34	9.27	10.19	11.12	12.05

		SINGLE RETURN
$ 0 - 6,000	16.02%	4.76%	5.36%	5.95%	6.55%	7.14%	7.74%
$ 6,001 - 8,000	20.68	5.04	5.67	6.30	6.93	7.56	8.19
$ 8,001 - 11,000	21.11	5.07	5.70	6.34	6.97	7.61	8.24
$ 11,001 - 12,000	21.74	5.11	5.75	6.39	7.03	7.67	8.31
$ 12,001 - 13,000	22.24	5.14	5.79	6.43	7.07	7.72	8.36
$ 13,001 - 20,000	22.79	5.18	5.83	6.48	7.12	7.77	8.42
$ 20,001 - 25,000	23.60	5.24	5.89	6.54	7.20	7.85	8.51
$ 25,001 - 27,950	23.64	5.24	5.89	6.55	7.20	7.86	8.51
$ 27,951 - 50,000	34.42	6.10	6.86	7.62	8.39	9.15	9.91
$ 50,001 - 67,700	34.62	6.12	6.88	7.65	8.41	9.18	9.94
$ 67,701 - 137,300	37.31	6.38	7.18	7.98	8.77	9.57	10.37
$137,301 - 141,250	38.12	6.46	7.27	8.08	8.89	9.70	10.50
$141,251 - 307,050	42.73	6.98	7.86	8.73	9.60	10.48	11.35
Over $307,050	46.05	7.41	8.34	9.27	10.19	11.12	12.05

Note:  This table reflects the following:
1
Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $137,300, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $206,000 for married taxpayers filing a joint tax return and $137,300 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.

2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.
3
The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

4
Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

TAX EXEMPT
SECURITIES TRUST

            15,500 Units            Dated March 7, 2002

PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file nos. 333-81548, 333-76704, 333-64392 and 333-76706) and the Investment Company Act of 1940 (file no. 811-2560), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:
•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	visiting the SEC internet address: http://www.sec.gov
•	writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

Index		Sponsor:
Investment Summary	A-2

Salomon Smith Barney Inc.
388 Greenwich Street
New York, New York 10013
(212) 816-6000

Trustee:

JPMorgan Chase Bank
4 New York Plaza
New York, New York 10004
(800) 354-6565

This Prospectus does not constitute an
offer to sell, or a solicitation of an offer
to buy, securities in any state to any
person to whom it is not lawful to make such offer in such state.

Summary of Essential Information	A-9
Portfolio Summary as of Date of Deposit	A-11
Independent Auditors’ Report	A-14
Statements of Financial Condition	A-15
Portfolios	A-17
Notes to Portfolios of Securities	A-24
Tax Exempt Securities Trust	B-1
Risk Factors	B-2
Taxes	B-9
Expenses and Charges	B-13
Public Offering	B-14
Rights of Holders	B-18
Sponsor	B-21
Trustee	B-22
Evaluator	B-23
Amendment and Termination of the Trust Agreement	B-23
Miscellaneous	B-24
Bond Ratings	B-24
Federal Tax Free vs. Taxable Income	B-28
The State Trusts	C-1
Tax Free vs. Taxable Income	C-22

No person is authorized to give any information or to make any representations with respect to this Trust not contained in  this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under  the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been  guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

Salomon Smith Barney is the service mark used by Salomon Smith Barney Inc.
UT 6836 (03/02)

PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

A.    The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

SEC FILE OR IDENTIFICATION NO.
I.	Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

	Salomon Smith Barney Inc.	2-55436

II.	Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

	Salomon Smith Barney Inc.	8-8177

III.	Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

	Salomon Smith Barney Inc.	33-65332, 33-36037

B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

	Salomon Smith Barney Inc.	13-1912900
	JPMorgan Chase Bank	13-4994650

UNDERTAKING

The Sponsor undertakes that it will not instruct the Trustee to accept from (i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND DOCUMENTS:

The facing sheet of Form S-6.
The Prospectus.
Additional Information not included in the Prospectus (Part II).
Undertakings.
Signatures.
Consent of Independent Auditors.

The following exhibits:

1.1
—Trust Indenture and Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement of Tax Exempt Securities Trust, National Trust 268, 1933 Act File No. 333-60620 filed on June 15, 2001).

1.1.1	—Form of Reference Trust Agreement (incorporated by reference to Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933 Act File No. 33-58591 filed on June 22, 1995).

1.2
—Form of Agreement Among Underwriters (incorporated by reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915 filed on December 8, 1993).

2.1	—Form of Certificate of Beneficial Interest (included in Exhibit 1.1).

3.1	—Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings “Taxes” and “Miscellaneous—Legal Opinion” in the Prospectus.

3.2	—Opinion of special Florida counsel.

3.3	—Opinion of special New Jersey counsel.

4.1	—Consent of the Evaluator.

5.1	—Consent of KPMG LLP.

SIGNATURES

The registrant, Tax Exempt Securities Trust, National Trust 297, Florida Trust 113, New Jersey Trust 155 and New York Trust 205, hereby identifies California Trust 163 and New York Trust 168 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

(1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 7th day of March, 2002.

Signatures appear on page II-4.

A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

SALOMON SMITH BARNEY INC., Depositor

By	/s/ George S. Michinard, Jr.

(George S. Michinard, Jr.)

By the following persons*, who constitute a majority of the directors of Salomon Smith Barney Inc.:

DERYCK C. MAUGHAN

MICHAEL A. CARPENTER

By	/S/ GEORGE S. MICHINARD, JR.

(George S. Michinard, Jr., Attorney-in-Fact)

* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.